UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          AMENDMENT NO. 3 TO FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT
        TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 HOMELIFE, INC.
                                 --------------
                 (Name of Small Business Issuer in its charter)

       Nevada                                             33-0680443
---------------------------------              ---------------------------------
  (State or Other Jurisdiction                 (IRS Employer Identification No.)
of Incorporation or Organization)


4100 Newport Place, Suite 730
Newport Beach CA                                            92660
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)

                                 (949) 660-1919
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       None                                                    None

    ---------                                              ------------

    ---------                                              ------------

Securities to be registered pursuant to section 12(g) of the Act:

Common Stock, $.001 par value
-----------------------------
       (Title of Class)

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS
-------   -----------------------

     A.   BUSINESS DEVELOPMENT

          1.   FORM AND YEAR OF ORGANIZATION

     HomeLife, Inc. ("HomeLife") was incorporated in 1995 under the laws of the state of Nevada. The terms "HomeLife" or the "Company" shall refer to HomeLife, Inc. and all of its controlled subsidiary corporations. The Company provides a broad range of services to its franchisees, licensees and consumers in the real estate marketplace. HomeLife utilizes both its proprietary "SuperSystem" marketing system and business combinations and acquisitions to grow as a real estate services company.

          2.   ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING.

     Not Applicable.

          3. ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

     The Company's growth is largely attributable to business combinations and acquisitions. The Company was initially incorporated in 1995 for the purpose of merging with Management Dynamics, Inc. a publicly owned New Jersey corporation. Upon completing this merger, in November 1995, HomeLife purchased 100% of the issued and outstanding shares and partnership interests respectively of HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership (California) in exchange for HomeLife Common and Preferred shares of the Company. At the time of this acquisition, the Company assumed contracts of the purchased entities to provide franchise services, as the franchisor, to approximately 60 real estate franchise offices.

     In August 1996, HomeLife Realty Services acquired 93.33% and 82.72% respectively of the outstanding stock of Michigan-based Red Carpet Keim and Guardian Home Warranty Company. With this acquisition, the Company acquired the franchise name "Red Carpet" for the state of Michigan, and began providing franchise services, as franchisor, to approximately 60 real estate offices of Red Carpet Keim. Guardian Home Warranty Company, a provider of home warranty coverage, changed its name to MaxAmerica Home Warranty Company in March 1999.

     In November 1996, the Company incorporated FamilyLife Realty Services, Inc. in Michigan as a wholly owned subsidiary.

     In January 1997, FamilyLife Realty Services, Inc. acquired the assets of Salt Lake City based franchisor, S & S Acquisition Corp. This acquisition included: (a) the trademarks "Red Carpet" for all states other than Michigan, and "National Real Estate Services"; (b) the licensing agreements of Red Carpet Real Estate Services and National Real Estate Services, adding approximately 58 real estate franchise offices for which the Company provides franchisor services; and (c) real estate computer technology entitled House by Mouse and Virtual Assistant. House by Mouse is an Internet based software system which real estate professionals and consumers may utilize to identify residential real estate listings according to geographical and other profile data, obtained by the Company's real estate offices. Virtual Assistant is an Internet based system utilized by HomeLife's agents to create marketing brochures and other literature.

     In August of 1997, the Company acquired the real estate operations and licensing agreements and trademarks of Network Real Estate, Inc., including its 12 Northern California real estate brokerage offices and its "high-end" luxury division of "International Estates," a Network Real Estate, Inc. trade name.

     In November 1997, HomeLife incorporated MaxAmerica Financial Services, Inc. MaxAmerica Financial Services, Inc. provides mortgage financing services to the Company's real estate customers. MaxAmerica Financial

Services, Inc. acts as a mortgage brokerage while funding and processing the loans through Allstate Funding. MaxAmerica Financial Services, Inc. has a Joint Venture Agreement with Allstate Funding wherein Allstate Funding agrees to process and fund loans for MaxAmerica Financial Services, Inc. Allstate Funding is not affiliated with the Company.

     In February 1998, the Company acquired Builders Realty (Calgary) Ltd.. Builders Realty (Calgary) Ltd. is a two office residential real estate company located in Calgary, Alberta, Canada. Builders Realty (Calgary) Ltd. changed its trade name to HomeLife Builders Realty and operates as a wholly owned subsidiary of HomeLife, Inc.

     In April 1998, the Company incorporated National Sellers Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the National Real Estate Services trade name. National Sellers Network, Inc. is a wholly owned subsidiary of the Company. Also in April 1998, the Company incorporated Red Carpet Broker Network, Inc., as a Nevada corporation, to function as a real estate licensing company for the Red Carpet Real Estate
Services trade name. Red Carpet Real Estate Services, Inc. is also a wholly owned subsidiary of the Company.

     In August 1998, the Company incorporated HomeLife Properties, Inc. as a Nevada corporation to function as a buyer and seller of real property. This company currently has no operations and is a wholly owned subsidiary of HomeLife, Inc.

     In September 1998, the Company acquired the investment banking firm of Aspen, Benson & May, LLC. Aspen, Benson & May, LLC. currently has no operations and the Company does not anticipate operating through this subsidiary during at least the next 12 months.

     In November 1998, the Company sold a master franchise in Germany.

     In January of 1999, the Company's Builders Realty (Calgary) Ltd. subsidiary purchased the assets and business of HomeLife Higher Standards, a real estate brokerage firm in Calgary, Alberta, Canada.

     As a consequence of the foregoing, the Company presently operates through the following:

     o    Wholly-Owned Subsidiaries
          -------------------------

          HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd., Aspen Benson & May LLC., HomeLife California Realty, Inc., and HomeLife Properties, Inc.

     o    Majority-Owned Subsidiaries
          ---------------------------

          The Keim Group Ltd., and MaxAmerica Home Warranty Company - 93.33% and 82.72% respectively.

     B.   BUSINESS OF ISSUER

     The Company offers consumer-oriented real estate brokerage and finance services through subsidiaries and franchises. It presently operates in eight states in the United States and the province of Alberta, Canada.

          1.   PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

               A.   SERVICES AND LOCATIONS

     The Company maintains its corporate office in Newport Beach, California, and maintains regional offices in Troy, Michigan and Calgary, Alberta, Canada. HomeLife operates through various subsidiaries and companies servicing its franchised tradenames. Through its subsidiary, HomeLife Realty Services, Inc., the Company, services approximately 43 real estate offices in the State of California. Through Red Carpet Keim, the Company services approximately 52 real estate offices in the State of Michigan and through its tradenames, Red Carpet Real Estate Services, Network Real Estate and National Real Estate Services, services approximately 72 real estate offices in various states. The Company also operates two full service real estate brokerage offices in Calgary, Alberta, Canada, employing 62 agents, under the name "Builders Realty (Calgary) Ltd.". In addition to the above, the Company offers the following real estate services through its various subsidiaries.

     o Franchise Services - Name recognition, advertising, training, and recruiting for franchise offices.

     o Mortgage Financing - Through its subsidiary, MaxAmerica Financial Services, Inc.

     o Retail Real Estate Brokerage Services - The Company owns and operates a full service retail real estate brokerage through its subsidiary Builders Realty (Calgary) Ltd.

     o Home Warranty - HomeLife provides home warranty coverage through its subsidiary MaxAmerica Home Warranty Company.

               B.   FRANCHISE AND LICENSING OPERATIONS

     HomeLife operates its real estate services through franchises. The franchise allows independently operated real estate offices to have national brand name recognition and to share in regional advertising. HomeLife franchisor management periodically visits each real estate office to conduct in-house sales and marketing training. The franchisor also trains the real estate office manager on how to recruit new sales personnel.

     Franchises are granted to licensed brokers to operate under the business system and plan developed by HomeLife and to use one of the following HomeLife trademarks for such operations: HomeLife, HomeLife (Words & Design), HomeLife Realty Services and HomeLife Realty, and such other and substitute trade names, trademarks, service marks, graphics and logotypes as may from time to time be designated by HomeLife.

     Franchises are operated in Arizona, California, Florida, Illinios, Michigan, Nevada, South Carolina, Texas, and Wisconsin and comprise approximately 167 offices. The franchise relationship is governed by the franchise offering circular applicable to the state in which the franchisee operates and according to the terms and conditions of the "Participating Independent Broker Franchise Agreement". The terms of the franchise agreements vary depending upon the market in which the franchisee operates. However, the typical initial franchise fee is $12,500 with each additional office's initial fee being $5,000. From time to time, HomeLife offers incentive or bonus plans to attract new franchise members. These programs may directly or indirectly decrease initial franchise fees of those franchisees entitled to such bonuses or incentives.

     The Franchise Agreement also requires the payment of "Other Fees." These fees include monthly franchise fees on a fixed fee or percentage of gross revenues basis, termed royalty fees and advertising contributions. Other fees also include transfer fees, training fees, interest on overdue accounts, fees related to accounting and bookkeeping system materials, and renewal fees. There are also fees that may be incurred under special circumstances such as indemnification responsibilities, insurance costs, costs of enforcing the franchise agreements and audit costs.

     In addition to the above fees, the franchisee has certain obligations under the Franchise Agreement including but not limited to compliance with standards and policies set forth in operating manuals, territorial development and sales quotas, initial and on-going training and certain advertising and participation requirements.

In exchange for the franchisee's obligations and fees, HomeLife provides training programs, the use of its marketing system, its business system and plan, on-going education, advertising and general support to its franchisees.

     HomeLife also operates its business through licensing of the HomeLife trademarks. According to the terms of the standard licensing agreement, licensees are obligated to pay a membership fee to HomeLife's Red Carpet Real Estate Services in exchange for the right to use certain trademarks and service marks and to operate its business under the Red Carpet trade name to HomeLife, and HomeLife is obligated to provide these licensees with the right to use its proprietary trademarks and service marks.

               C.   MORTGAGE FINANCING

     The Company offers mortgage brokerage services through it's subsidiary MaxAmerica Financial Services, Inc.. Loan referrals are generated from the Company's real estate franchise offices, as well as through mortgage loan brokers. In this regard, MaxAmerica Financial Services, Inc. has established relationships with a number of loan funding sources to which it refers residential loan applicants. Prior to such referral, the Company qualifies prospective borrowers to assure compliance with existing loan underwriting criteria, selects the appropriate financing referral, and assists clients in preparing loan application packages.

               D.   RETAIL REAL ESTATE BROKERAGE SERVICES

     The Company is engaged in providing real estate brokerage services to buyers and sellers of residential property through its subsidiary, Builders Realty (Calgary) Ltd., which comprises 2 offices in Calgary, Alberta, Canada. These operations are similar to those of franchisee, i.e. representing buyers and sellers in transactions, soliciting listings, providing comparison reports, preparing real estate purchase and sale agreements, marketing and advertising listed properties, assisting clients through the marketing, appraisal, inspection and closing process, and related services. The difference with Builders Realty (Calgary) Ltd. is that this is a Company-owned operation, as opposed to a franchise.

               E.   HOME WARRANTY SERVICES

     The Company offers home warranty coverage through its MaxAmerica Home Warranty Company. Home warranty coverage is typically purchased by the seller of the home, for the benefit of the purchaser. This coverage protects major appliances in the home for a period of up to one year from the date of purchase of the home. Repairs or replacements are contracted out to local repair companies.

          2.   DISTRIBUTION METHODS

     The Company's niche in the market is maintained through the development of its proprietary marketing system. This community based marketing system, called the "SuperSystem" replaces the outdated marketing methods of cold calling and door knocking to obtain real estate listings and potential buyers. The SuperSystem is made available to the Company's corporately owned and franchised brokerage offices. The elimination of cold calling and door knocking has attracted two types of franchisees; franchisees new to operating a franchise; and those who terminated other franchise agreements with the Company's competitors to become a franchisee of the Company.

     Management believes that the real estate market will continue to experience
sustained   growth.   HomeLife's   business  plan  includes  focusing  upon  the
acquisition of three types of real estate brokerage firms:

     o the continuing acquisition of real estate brokerage companies with 2 to 20 offices,

     o real estate companies who are financially weak and lack a good marketing system, and

     o real estate companies without strong name brand recognition, which could utilize the existing trademarks of HomeLife.

     In addition to this proprietary system, the acquisition by the Company of companies with both recognizable trade names, such as Red Carpet, and existing franchise locations has enabled the Company to gain immediate market share in its office locations.

          3.   STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

     None.

          4.   COMPETITION

     HomeLife faces competition from numerous companies, some of which are more established, benefit from greater market recognition, have greater financial and marketing resources, and a broader geographical base than the Company.

     The real estate franchise industry is large and composed of many other companies. Companies such as Century 21, Prudential, Coldwell Banker, Better Homes and Gardens, ERA, and RE/Max, provide services similar to the services provided by HomeLife. Such competition may diminish the Company's market share or its ability to gain entry into certain markets, and may consequently have a material adverse effect on the Company.

     Management believes that the Company has the following advantages over its competition:

     o    A unique lead generating system provided to its franchisees.

     o Lower cost of the Company's products to franchisees and the increased benefit realized from the placement of its advertising dollars.

     o Consistent use and acquisition of new technology to provide its services to its franchisees.

          5.   SOURCES AND AVAILABILITY OF RAW MATERIALS

     The Company is not dependent on any raw materials. As a service business, it relies primarily on the efforts of its employees and agents to generate sales. All software which comprises a material component of its services is developed through various outside contractors.

          6.   DEPENDENCE ON ONE OR FEW MAJOR CUSTOMERS

     The Company offers its services primarily to consumers in the various regional markets where it maintains a presence, i.e. individual homeowners, purchasers and buyers. As a consequence, its business activities are primarily transactional in nature and not dependent upon long-term relationships with customers. Further, as a retail-based business, its customer base is broad and diverse.

          7.   PATENTS, TRADEMARKS, LICENSES AND FRANCHISES

     The Company owns more than 40 copyrights on unique marketing concepts which include printed materials for buying and selling property, and point of sale and sales follow up techniques. The Company licenses exclusive rights, from Jerome's Magic World, Inc. to use its exclusively developed animated characters for its real estate service business for a period of eight years commencing October 30, 1995 and ending October 30, 2003 at a cost of $10,000 per year. Thereafter, the license is automatically renewable for additional eight year periods at the fair market value. These characters include Jerome the Gnome, Crok `N Roll, The Waz, King D Lish and Rock Head.

     The Company  licenses the following  trademarks  from HomeLife  Securities,
Inc.: "Blueprint to Selling Your Home", "Blueprint to Buying a Home", "FamilyLife Realty Services", "Family HomeLife Realty Services", "Family
HomeLife Realty Services" (words only), "Focus 20/20" (words and design), "Higher Standards" (words only), "HomeLife" (words only), "HOMELIFE" (words and design), "HomeLife Higher Standards" (words and design), "HomeLife Realty Services", and "It's What Everyone's Looking For" (words only). These marks are licensed for a period of eight years at no cost to the Company. The license commenced on October 30, 1995 and expires on October 30, 2003 at no cost to the Company. Thereafter, the license may be renewed at fair market value for additional eight year periods.

     HomeLife has developed its Community Marketing SuperSystem, a lead-generating, community-based marketing system that eliminates cold calling and door-knocking used by traditional realtors. The marketing system involves use of the fictional character "Jerome the Gnome" and an accompanying cash sweepstakes. Jerome is a child-friendly mascot, a "child magnet" who appeals to children. Real estate offices hire a person to wear a life size "Jerome the Gnome" costume to act as HomeLife's goodwill ambassador at shopping malls, and community events, such as business openings, in parks and plazas to promote the HomeLife name. The Jerome the Gnome character and accompanying sweepstakes encourages clients to complete cards listing personal information and real estate needs. The sweepstakes is an annual, national sweepstakes offering a $25,000 cash prize. Through Jerome the Gnome, the Company attracts families, helping them identify their real estate needs, spreading goodwill and promoting HomeLife as the "Family Values Company". The system was developed over several years and test marketed successfully in 80 real estate offices in Southern California. Thousands of buyer and seller leads were generated for these affiliates, who in turn offer customers the opportunity to buy, sell, or re-finance their home or property.

          8.   NEED FOR GOVERNMENT APPROVAL

     The Company's franchise operations are subject to various state laws and regulations concerning the disclosure obligations of franchisors and other aspects of the relationship between franchisor and franchisee. In addition, all personnel who provide real estate brokerage and/or mortgage services are generally required to be licensed by the states and/or provinces in which such services are performed. Otherwise, no government approval is required for any of the Company's current operations.

          9.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT APPROVAL

     As noted, (a) the Company is required to comply with state laws governing franchise operations, and (b) the Company's professional staff is required to be licensed by state real estate authorities. Otherwise, except for normal government regulations that any business encounters, the Company's business is not affected by any government regulations.

          10.  RESEARCH AND DEVELOPMENT COSTS

     HomeLife has no research or development costs outside of the expense of developing software for its Internet applications, which are expensed in the year they occur.

          11.  COST  AND  EFFECTS  OF  COMPLIANCE  WITH   ENVIRONMENT  LAWS  AND
               REGULATIONS

     The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property, which would lead to liability as a landowner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

          12.  EMPLOYEES

     As of the date of this registration statement, HomeLife employs 16 full-time employees. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company has approximately 167 franchise offices. The Company plans on hiring additional staff in the immediate future and in the long term, as needed, based on its growth rate.

          13.  RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". SOP 98-5 was issued to provide guidance on financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. The company decided to adopt the new requirements of the SOP 98-5 in the fiscal year 2000. Should the company have adopted the new requirements in the current fiscal year, organization costs with net book value of $48,955 would have been written off, net loss and net loss applicable to common shares would have increased by $48,955, resulting in a basic and fully diluted loss per common share of $0.24 instead of $0.23 in the 1999 fiscal year.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
-------   ----------------------------------------------------------

     The Company has experienced growth primarily through its acquisitions of and combinations with various other companies. This includes the acquisition in August 1996 of the Keim Group of Companies and MaxAmerica Home Warranty Company (Michigan) adding 60 real estate offices and a home warranty company in Michigan. In 1997, the Company purchased certain assets of S & S Acquisition Corp., providing the company with Red Carpet Real Estate Services and National Real Estate Services, adding 58 real estate offices. The acquisition of the real estate computer technology of House by Mouse and Virtual Assistant provided the Company with the ability to enhance its Internet communication services to its franchises. In July 1997, the Company acquired the licensing agreements, trademarks and franchise offices of Network Real Estate, Inc. This acquisition provided the Company with an additional 12 offices in Northern California and access to the "high-end" luxury division of "International Estates". In February 1998, the Company acquired Builders Realty (Calgary), Ltd., providing access to the Alberta, Canada market in both retail real estate and mortgage loans. On September 15, 1998, the Company purchased the stock of the investment banking firm of Aspen, Benson and May, LLC for Common stock.

     From time to time, the Company has entered into strategic alliances with various companies in order to explore the cross-marketing of their services to customers of the Company or its franchises. To date, these strategic alliances have not included any funding agreements or other liabilities on the part of the Company. Since the end of its last fiscal year, HomeLife has formed strategic alliances with Home Value Check, LLC, and Allstate Funding. Home Value Check, LLC provides Internet based appraisals for lenders and consumers of the Company's services. Allstate Funding provides loan processing and underwriting for MaxAmerica Financial Services, Inc., the real estate mortgage brokerage subsidiary of HomeLife.

     Management believes the growth fueled by these acquisitions and combinations will continue to fuel growth in 1999. However, certain key factors that are necessary in maintaining and exceeding the current growth rates are as follows:

     o    Acquiring national recognition by acquiring regional franchises;
     o    Targeting high achieving-high market share regional brokerage houses;
     o    Continually updating its marketing techniques; and
     o    Improving services available to its franchises.

     A.   PLAN OF OPERATION

     HomeLife's business plan is to acquire, as the franchisor or master franchisor, regional real estate brokerage companies throughout North America. The newly acquired companies will have the choice of retaining their regional identities, or changing their name to a HomeLife brand. This allows the companies to enjoy the benefits of its regional identity while at the same time securing the support of a publicly traded national real estate company. HomeLife also intends to introduce mortgage banking as a service to agents and brokers. The Company intends to enter into the business by way of merger, acquisition, joint venture or strategic alliance. It also intends to provide a variety of ancillary real estate related products and services to the industry over the next five years. Such services will include beginning to offer title and escrow services; and entering into other areas such as an Internet shopping mall. Expanding into ancillary services will allow the Company to use its franchise network to market other products and services to the existing customers. While the Company has currently implemented some of these plans, there is no assurance that the Company will complete all of these plans or that it will continue providing such services.

     B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is management's discussion and analysis of HomeLife's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. The following table sets forth, for the periods indicated, selected financial information for the Company.

YEAR ENDED MAY 31, 1999 COMPARED TO THE YEAR ENDED MAY 31, 1998.

     REVENUES. The Company generated gross sales of $4,154,125 for the period ended May 31, 1999 compared to gross sales of $1,968,628 for the period ended May 31, 1998. Revenue by business segment is shown below:

                                   For the period ended     For the period ended
                                   May 31, 1999             May 31, 1998
                                                            (restated)

                                    Amount          %       Amount         %
                                    ------          -       -------        -
     Real estate brokerage         2,632,251      63.4       647,279      32.9
     Royalty fees                    720,574      17.3       788,446      40.0
     Franchise fees                   61,600       1.5       126,500       6.4
     Mortgage financing              199,451       4.8             0         0
     Home warranty sales             228,353       5.5       261,552      13.3
     Other                           311,896       7.5       144,851       7.4
                                  ----------    ------    ----------    ------
     TOTAL                         4,154,125     100.0     1,968,628     100.0
                                  ==========    ======    ==========    ======

This significant increase in revenue of $2,185,497 was primarily due to an increase in real estate commission from Builders Realty (Calgary), Ltd., which was acquired late in 1998. At the time of the acquisition there were approximately 80 sales representatives associated with Builders Realty, (Calgary) Ltd. In May 1999, there were approximately 70 sales representatives in the office. This decrease in sales representatives was the result of the loss of approximately 50 sales representatives over that period, offset by the addition of 40 sales representatives from the acquisition of HomeLife Higher Standards in January 1999. Real estate brokerage income is recognized at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which are not recognized as income, are recorded on the balance sheet as deferred revenue.

Royalty fees decreased from $788,446 for the period ended May 31, 1998 to $720,574 for the period ended May 31, 1999. Although the number of franchise offices remained approximately the same at 180 offices, the royalty fees on some contracts were reduced by approximately 10% upon renewal in accordance with industry practices. This practice is expected to continue, leading to a reduction in royalty fees from existing franchise offices.

Franchise fees decreased from $126,500 for the period ended May 31, 1998 to $61,600 for the period ended May 31, 1999. This decrease was primarily due to the sale of two master franchises for $65,000 in 1998 with no comparable sales in 1999. The number of franchises sold was 12 in 1998 and 1999.

Revenue from mortgage financing was $199,451 for the period ended May 31, 1999 from the financing of 85 loans. There was no mortgage financing revenue for the period ended May 31, 1998. Loan fees are recognized as income when the loan is closed and funded at the close of escrow.

Home warranty sales decreased from $261,552 for the period ended May 31, 1998 to $228,353 for the period ended May 31, 1999. Although the number of warranty contracts sold increased from 601 in 1998 to 712 in 1999, the average cost of the contract decreased, resulting in lower home warranty sales for 1999. The decrease in the average cost per contract was an effort to stay competitive in the market while attempting to generate higher volume.

     GROSS PROFIT PERCENTAGE. Gross profit percentage decreased from 59.0% for the period ended May 31, 1998 to 32.8% for the period ended May 31, 1999. This decrease is primarily due to higher real estate commissions earned and higher real estate commissions paid to brokers and agents in 1999. Real estate commissions paid to brokers are approximately 95% of real estate commissions earned, and the higher the real estate commissions earned are, as a percentage of total sales, the lower the gross profit percentage.

     COST OF SALES. Cost of sales for the period ended May 31, 1999 was $2,791,997 compared to $805,542 for the period ended May 31, 1998. This increase of $1,986,455 was primarily due to the increase in sales commissions paid to agents of Builders Realty (Calgary) Ltd., as a result of higher real estate commissions generated.

     SALARIES AND FRINGE BENEFITS. Salaries and fringe benefits for the period ended May 31, 1999 were $641,981 compared to $479,165 for the period ended May 31, 1998. This increase of $162,816 was primarily the result of paying salaries to employees of Builders Realty (Calgary) Ltd., for a full year in 1999, versus paying salaries for a partial year in 1998.

     GENERAL AND ADMINISTRATIVE. General and administrative costs for the period ended May 31, 1999 were $1,158,249 versus $477,393 for the period ended May 31, 1998. This increase of $680,856 was primarily due to an increase in the use of outside consultants, an increase in computer expenses, a write down of $150,498 of a note receivable.

     OCCUPANCY COSTS. Occupancy costs for the period ended May 31, 1999 was $166,263 compared to $108,559 for the period ended May 31, 1998. This increase of $57,704 was primarily the result of rent paid for a full year in 1999 versus paying rent for a partial year in 1998 for Builders Realty, (Calgary) Ltd .

     FINANCIAL. Financial costs for the period ended May 31, 1999 were $103,923 compared to $67,806 for the period ended May 31, 1998. The increase in fiscal year 1999 mainly relates to a write down of promotional marketing materials.

     AMORTIZATION. Amortization of intangibles for the period ended May 31, 1999 was $241,214 compared to $194,112 for the period ended May 31, 1998. This increase of $47,102 was primarily the result of amortizing the cost of the purchase of Builders Realty (Calgary) Ltd., for a full year in 1999 versus amortizing the cost for a partial year in 1998 and changing the estimate of the remaining useful life of all trademarks and franchise rights from 20 years to 10 years.

     MINORITY INTEREST. The reduction in net income due to minority interest was $7,498 for the period ended May 31, 1999 versus $9,177 for the period ended May 31, 1998. This decrease of $1,679 was due to lower revenues for The Keim Group Ltd., partially offset by higher revenues from MaxAmerica Home Warranty Company.

     PREFERRED DIVIDENDS. Preferred dividends were $3,120 in the period ended May 31, 1999 versus $13,000 for the period ended May 31, 1998. This decrease of $9,880 was due to the conversion of Preferred stock into Common stock.

     LIQUIDITY AND CAPITAL RESOURCES. HomeLife's primary source of liquidity is positive cash flow from its current operations. In addition it has 3,750 shares of Voice Mobility Inc. as a marketable security, and lines of credit with two banks in the amounts of CDN$50,000 and $25,000. The capital requirements of the Company are for operating expenses, use of its lines of credit, and debt service on its lines of credit. The Company has recorded a loss on its marketable security as the share price has declined in the public market from the purchase share price. The Company has recorded significant operating losses in the prior three years. These losses are primarily due to amortization and depreciation of acquisitions made in prior years, loss on investments made in prior years, and write down of promotional and marketing materials purchased in prior years due to outdated advertising campaigns. Cash flow is cumulatively positive for the past three years, and it is projected that operations for the coming years can be funded out of future cash flows. The Company does not have any derivative instruments or hedging activities therefore, the Company believes that SFAS No. 133 will have no material impact on the Company's financial statements or notes thereto.

     FOREIGN OPERATIONS. Foreign operations consist of the sale of a master franchise agreement to an individual in Germany. Payment for this agreement was scheduled to be made in 12 quarterly payments beginning in October 1999. Only partial payments have been received, however, the Company is now in negotiations with the obligor to re-structure this obligation. Continued default of this agreement will deprive the Company of the anticipated payments, but it is anticipated to have no adverse consequences to the operations of the Company, since it has no commitments of capital or other resources to its foreign operations

SIX MONTHS ENDED NOVEMBER 30, 1999 COMPARED TO THE SIX MONTHS ENDED NOVEMBER 30, 1998.

     REVENUES. The Company generated gross sales of $1,918,640 for the period ended November 30, 1999 versus $2,576,832 for the period ended November 30, 1998. Revenue by business segment is shown below:

                                     November 30, 1999       November 30, 1998

                                     Amount         %        Amount         %
                                     ------         -        ------         -
     Real estate brokerage         1,102,970      57.5     1,835,833      71.2
     Royalty fees                    412,786      21.5       429,863      16.7
     Franchise fees                   30,779       1.6        31,200       1.2
     Mortgage financing               38,634       2.0             0       0.0
     Home warranty sales             156,729       8.2       137,938       5.4
     Other                           176,742       9.2       141,998       5.5
                                  ----------    ------    ----------    ------
     TOTAL                         1,918,640     100.0     2,576,832     100.0
                                  ==========    ======    ==========    ======

Real estate brokerage commissions decreased from $1,835,833 for the period ended November 30, 1998 to $1,102,970 for the period ended November 30, 1999. This decrease is the result of a decrease in sales representatives from 80 in November 1998 to 70 in November 1999, and a reduction in the number of escrows closed per sales representative.

Royalty fees decreased from $429,863 for the period ended November 30, 1998 to $412,786 for the period ended November 30, 1999. Although the number of franchise offices remained approximately the same at 180 offices, the royalty fees on some contracts were reduced upon renewal.

Franchise fees decreased from $31,200 for the period ended November 30, 1998 to $30,779 for the period ended November 30, 1999. The number of franchises sold was 7 in 1998 and 6 in 1999.

Mortgage financing revenue was $38,634 for the period ended November 30, 1999 from the financing of 19 loans. There was no mortgage financing revenue for the period ended November 30, 1998.

Home warranty sales increased from $137,938 for the period ended November 30, 1998 to $156,729 for the period ended November 30, 1999. The number of warranty contracts sold was 408 in 1998 compared to 448 in 1999.

     COST OF SALES. Cost of sales for the period ended November 30, 1999 was $1,186,544 compared to $1,859,648 for the period ended November 30, 1998. This decrease of $673,104 was primarily due to the decrease in sales commissions paid to agents of Builders Realty (Calgary) Ltd., as a result of lower real estate commissions generated.

     GROSS PROFIT PERCENTAGE. Gross profit percentage increased from 27.8% for the period ended November 30, 1998 to 38.2% for the period ended November 30, 1999. This increase is primarily due to lower real estate commissions earned and lower real estate commissions paid to brokers and agents in 1999.

     SALARIES & FRINGE BENEFITS. Salary and fringe benefits for the period ended November 30, 1999 were $290,841 compared to $249,732 for the period ended
November 30, 1998. This increase of $41,109 was primarily the result of an independent contractor becoming an employee of the Company.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses were $298,067 for the period ended November 30, 1999 compared to $485,172 for the period ended November 30, 1998. This decrease of $187,105 was primarily the result of outside services in 1998 that did not reoccur in 1999.

     OCCUPANCY. Occupancy for the period ended November 30, 1999 was $85,041 compared to $75,772 for the period ended November 30, 1998. This increase of $9,269 was due to an escalation in an ongoing lease at one office location.

     FINANCIAL. Financial expenses were $150,905 for the period ended November 30, 1999 versus $51,783 for the period ended November 30, 1998. The amount for the period ended November 30, 1999 is due to a loss on a marketable investment in common stock held by the Company, and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars. The amount for the period ended November 30, 1998 is the result of a loss on a marketable investment in common stock held by the Company and a loss on currency conversions for the Company's Canadian operations when the results are converted from Canadian dollars to US dollars.

     AMORTIZATION. Amortization expenses were $88,562 for the period ended November 30, 1999 versus $102,607 for the period ended November 30, 1998. Although the Company adopted SOP 98-5 effective June 1, 1999 and wrote off organization costs in the amount of $48,955 the overall decrease in amortization was primarily due to assets that became fully amortized during the period ended November 30, 1998.

     MINORITY INTEREST. The decrease in net income due to a minority interest was $3,612 for the period ended November 30, 1999 compared to $4,952 for the period ended November 30, 1998. This decrease of $1,340 was due to lower revenues for The Keim Group Ltd.

     PREFERRED DIVIDENDS. Preferred dividends were $1,560 for both the period ended November 30, 1999 and November 30, 1998.

ITEM 3.   DESCRIPTION OF PROPERTY
-------   -----------------------

     The Company leases a 2,630 square foot office in Newport Beach, California. The lease term expires in June, 2001. The Company is obligated on leases for its other premises located in Troy, Michigan, which expires in January, 2002 and for two Builders Realty, (Calgary) Ltd. offices located in Calgary, Alberta, Canada. The Builders Realty, (Calgary) Ltd. leases expire in October, 2001 and in August, 2002. Annual lease payments exclusive of property taxes and insurance for all locations through 2002 is $433,494.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-------   --------------------------------------------------------------

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common stock, as of the date hereof for: (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding common stock; (ii) each director of the Company and;
(iii) each officer of the Company and; (iv) all directors and officers as a group. Unless otherwise indicated, the address for each stockholder is 4100 Newport Place, Suite 730, Newport Beach, CA 92660.


      NAME                           NUMBER OF     PERCENTAGE
                                      SHARES      BENEFICIALLY
                                                     OWNED(1)

Andrew Cimerman                      2,500,000        49.02%
Horwitz & Beam                       250,000(2)       4.90%
F. Bryson Farrill                    50,000           *
Terry Lyles, Ph.D                    50,000           *
Charles Goodson                      0                0%
William Slivka                       0                0%
Brinx Capital                        200,000          3.92%

All officers and directors as a      2,600,000        50.98%
group (3 persons)

*Less than 1%
---------------
(1) Except as otherwise indicated, the Company believes that the beneficial owners of Common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person. The beneficial owner of Brinx Capital, Inc. is James Briscoll.

(2) These shares are subject to immediate registration on Form S-8, provided that the issuee has agreed: (a) not to re-sell any of such shares for a period of 90 days following effectiveness of the Form S-8; (b) at the expiration of such 90 day period, not to re-sell more than 25,000 shares per month for a period of ten (10) consecutive months and; (c) the shares can be repurchased by HomeLife for $125,000 in cash for a period of 90 days following the effective date of Form 10-SB. Craig Beam, a partner in Horwitz & Beam, will have ultimate control over the voting and disposition of these shares.

The following shares were issued to consultants and service providers:

          Issuee                    No. Shares          Date of Grant
          ------                    ----------          -------------

          The Charleston Group    100,000 shares          10/30/97
          Brinx Capital           100,000 shares            5/7/98
          Gary Brown               10,000 shares            5/7/98
          Equity Capital           50,000 shares            5/7/98
          Mission Financial       100,000 shares            5/7/98
          Marion Stanton           20,000 shares           8/18/98
          Vicky Eubanks            10,000 shares           10/8/98

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
-------   ------------------------------------------------------------

     The directors and officers of the company are as follows:

NAME                      AGE       POSITION
----                      ---       --------

Andrew Cimerman           52        President and Director

Terry A. Lyles, Ph.D.     41        Director

F. Bryson Farrill         72        Director

Charles Goodson           44        Vice President

William Slivka            51        Chief Financial Officer

ANDREW CIMERMAN, 52, PRESIDENT AND DIRECTOR, has held the positions of Director and President since April 1996. For 7 years prior thereto, he was the founder and majority shareholder of HomeLife Securities, Inc. and its wholly owned subsidiary HomeLife Realty Services, Inc. Mr. Cimerman is the founder, President and majority shareholder of: Simcoe Fox Developments, Ltd., a private development company located in Toronto, Ontario, Canada; HomeLife Cimerman Real Estate Ltd., a Toronto, Ontario, Canada based real estate company; Jerome's Magic World, Inc., the owner of certain animated characters; and majority shareholder and President of Realty World America, Inc. Mr. Cimerman owns HomeLife Realty Services Inc., a Canadian affiliate which operates a real estate franchise company in Canada. HomeLife Securities is a separate company from HomeLife, Inc. and HomeLife Securities licenses certain "HomeLife" trademarks and service marks to HomeLife, Inc.

TERRY A. LYLES, PH.D., 41, DIRECTOR, joined the Company as a director in August 1997. Dr. Lyles is a national and international speaker and trainer to professional athletes, Fortune 500 Companies, schools, universities and public audiences. Dr. Lyles' program is to reach people around the world with the message of "balance and excellence." For the past 15 years, Dr. Lyles has traveled across the United States and around the world conveying his profound message of "Life Accountability" and "A Better You." Dr. Lyles has conducted a weekly radio program "A Better You" since May 1, 1994, which is currently heard by over 1 million people in 65 nations. Dr. Lyles holds a Ph.D. in Psychology from Wayne State University in Detroit, Michigan.

F. BRYSON FARRILL, 72, DIRECTOR, joined the Company as a director in February 1997. Mr. Farrill has been in the securities industry for the past 32 years. Mr. Farrill has held various senior positions, including that of President and Chairman of McLeod, Young, Weir International, an investment dealer in Toronto, Ontario, Canada. He was also the Chairman of Scotia McLeod (USA) Inc. for eleven years. Mr. Farrill's broad experience is not only utilized in the United States and Canada but has served to direct the expansion of McLeod, Young, Weir Ltd. into Europe and Asia through an extensive network of branch offices. Mr. Farrill has been retired for the past six years.

CHARLES GOODSON, 45, VICE PRESIDENT, has been employed by the Company, or its subsidiary companies since March 1992. Mr. Goodson had 15 years of commercial banking experience prior to joining HomeLife Realty Services, Inc. He is a licensed realtor. Mr. Goodson earned his B.S. Degree in Business Administration from California State University, Las Angeles.

WILLIAM SLIVKA, 51, CHIEF FINANCIAL OFFICER, has been with the Company since September 1998. Mr. Slivka has 20 years experience in the securities and investment banking industry. He worked for the Heritage Group, as its financial operations principal from November 1994 through June 1998. He has earned MBA and MS Degrees from the Pennsylvania State University. He is a certified financial planner and a licensed real estate broker.

ITEM 6.
-------

     A.   EXECUTIVE COMPENSATION
          ----------------------

     The following officers of the Company receive the following annual cash salaries and other compensation:

                           SUMMARY COMPENSATION TABLE

Name and Principal Position        Year      Annual     Bonus               Awards
                                             Salary
                                                                  Restricted      Securities
                                                                 Stock Awards     Underlying
                                                                                    Options
Andrew Cimerman, President         1999      $20,000    $-0-          -0-             -0-
Gabrielle Jeans, Vice President    1999      $72,000    $-0-          -0-             -0-
Charles Goodson, Vice President    1999      $69,500    $-0-          -0-             -0-
William Slivka, CFO                1999      $60,000    $-0-          -0-             -0-
All Officers as a Group (4         1999     $221,500    $-0-          -0-             -0-
persons)

                      ------------------------------------

     B.   STOCK OPTIONS
          -------------

     While the Company has not enacted a formal stock option plan for its directors and/or senior executives, the Company has granted certain directors and officers options to purchase Common stock of the Company. No options were granted to employees in the latest fiscal year. Board of Directors members, Mr.
F. Bryson Farrill and Dr. Terry Lyles, were granted options to purchase 50,000 shares of Common stock of the Company each. The exercise price of the option is $3.00 per share. These options are fully vested and exercisable. Former Vice President, Gabrielle Jeans, was granted an option to purchase 30,000 shares of Common stock at the exercise price of $5.00 per share. Ms. Jeans' options are also fully vested and exercisable.

     The following table describes the aggregated exercises of options in the last fiscal year, and fiscal year-end option values:

                                Shares acquired on     Value     Number of      Value of
Name                            exercise of options   Realized   securities    unexercised
                                                                 underlying   in-the-money
                                                                 unexercised   options at
                                                                   options    fiscal year
                                                                  at fiscal       end
                                                                  year end
F. Bryson Farrill, Director     None                     $0        50,000         $0

Terry Lyles, Ph.D., Director    None                     $0        50,000         $0

Gabrielle Jeans, Vice           None                     $0        30,000         $0
President

Total                           None                     $0       130,000         $0

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------   ----------------------------------------------

     Mr. Cimerman is President and majority shareholder of HomeLife Cimerman Real Estate Ltd. HomeLife Cimerman Real Estate Ltd.'s business activities consist of real estate sales in Toronto, Ontario, Canada. The activities of HomeLife Cimerman Real Estate Ltd. are managed by the on-site management. These activities do not demand a large portion of Mr. Cimerman's time and effort. Any corporate opportunities that would be available to both the Company and to HomeLife Cimerman Real Estate Ltd. is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

     The President and majority shareholder of the Company, Andrew Cimerman is the majority shareholder and President of Realty World America, Inc. Realty World America, Inc. is a real estate services company providing services to franchises. Any transactions undertaken by Mr. Cimerman on behalf of Realty World America, Inc. which may constitute a corporate opportunity are first presented to the Company's Board of Directors for approval by a disinterested majority.

     Mr. Cimerman is also the sole shareholder of Jerome's Magic World, Inc., which owns certain characters licensed to the Company. The license of these characters to the Company is for an eight year term expiring in October 2003, at no cost to the Company. Thereafter, it is renewable for additional eight year terms at the fair market value. Mr. Cimerman is sole shareholder and President of HomeLife Securities, Inc. HomeLife Securities, Inc. licenses certain "HomeLife" trademarks and service marks to the Company. The term of the licensing agreement is eight years commencing October 1995 at no cost to the Company. Thereafter, the license is renewable for additional eight year terms at the fair market value.

     Mr. Cimerman is President and majority shareholder of Simcoe Fox Developments, Ltd. Simcoe Fox Developments, Ltd.'s business activities consist of holding real estate investment property. The activities of Simcoe Fox Developments, Ltd. does not demand a large portion of Mr. Cimerman's time and effort, and any corporate opportunities that would be available to both the Company and to Simcoe Fox Developments, Ltd. is presented to HomeLife's Board of Directors for consideration and for approval by a disinterested majority of the Board of Directors.

     The Company was formed through the purchase of HomeLife Realty Services, Inc., and HomeLife Realty U.S. Limited Partnership from Andrew Cimerman, the current President of the Company. Mr. Cimerman received 10,000 shares of Class A Preferred stock with a face value of $1,000,000 for the sale of HomeLife US Partnership to the Company, and 2,500,000 shares of Common stock for the sale of HomeLife Realty Services, Inc. to the Company.

ITEM 8.   DESCRIPTION OF REGISTRANT'S SECURITIES
-------   --------------------------------------

     The authorized capital stock of the company consists of 20,000,000 shares of Common stock, $.001 par value; 100,000 shares of convertible Class A Preferred stock; 2,000 shares of Class AA Preferred stock; and 100,000 shares of Class AAA Preferred stock. The Company's Transfer Agent is Oxford Transfer & Registrar, 317 S.W. Alder, Suite 1120, Portland, Oregon, 97204.

     The following summary of certain terms of the Company's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement, of which this Prospectus is a part, and the provisions of applicable law.

                                  COMMON STOCK

     As of the date hereof, there are 4,803,932 shares of Common stock, 200,000 warrants to purchase Common stock and 130,000 options to purchase Common stock issued and outstanding. After the conversion of the issued and outstanding Preferred stock there would be 5,978,039 shares of Common stock issued and outstanding. Holders of Common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. At all elections of directors of the company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock subject to preferences that may be applicable to any then outstanding Preferred stock, holders of Common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. (See Part II, Item 1 C, "Dividends"). In the event of a liquidation, dissolution or winding up of the Company, holders of Common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common stock have no right to convert their Common stock into any other securities. The Common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common stock. All outstanding shares of Common stock are, and the Common stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.

                                 PREFERRED STOCK

     The 100,000 authorized Class A Preferred shares have no par value, a 6% non-cumulative dividend and voting rights equal to 1,000 votes per share, as compared to 1 vote per share of Common stock. The Class A Preferred shares are convertible to Common shares at the option of the holder at a price equal to the face value of the shares. In the event of a liquidation, dissolution or winding up of the company, holders of Class A Preferred stock are entitled to share ratably with all other holders of Class A Preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AA Preferred Stock, Class AAA Preferred Stock, and of Common stock.

     The 2,000 authorized Class AA Preferred shares have a $500 par value and an 8% cumulative dividend. These shares are non-voting, redeemable by the Company at any time, at face value, and convertible at the option of the shareholder after 12 months from the date of issuance to Common shares at a price equal to 125% of the face value of the Class AA Preferred shares, as compared with the then market price of the Common stock. In the event of a liquidation, dissolution or winding up of the company, holders of Class AA Preferred stock are entitled to share ratably with all other holders of Preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Class AAA Preferred Stock and of Common stock.

     The 100,000 authorized Class AAA Preferred shares carry no dividend rights and have a face value of $500 per share. These shares, which were established as a class of Preferred stock in July, 1999, are convertible into one hundred shares of Common stock per one share of Preferred stock, after a period of three years from the date of issue. In the event of a liquidation, dissolution or winding up of the Company, holders of Class AAA Preferred stock are entitled to share ratably with all other holders of Preferred stock in all assets remaining after payment of liabilities, and prior to any distributions to holders of Common stock.

                                     PART II

ITEM 1.   MARKET PRICE OF AND  DIVIDENDS ON THE  REGISTRANTS'  COMMON EQUITY AND
          ----------------------------------------------------------------------
          OTHER STOCKHOLDERS MATTERS
          --------------------------

     A.   MARKET INFORMATION

     The Company's Common stock is traded in the over-the-counter bulletin board under the symbol HMLF.

     The following table sets forth the high and low bid prices for the Company's Common stock for fiscal years 1998 and 1999 (ended May 31), and for the period ended November 30, 1999, by quarter. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:

                                      Low                  High
          Quarter ended               Bid                  Bid
          -----------------------------------------------------
            8/31/97                   1.30                 4.15
           11/30/97                   2.80                 4.75
            2/28/98                   1.80                 5.50
            5/31/98                   1.30                 2.00
            8/31/98                   1.25                 2.85
           11/30/98                    .31                 1.45
            2/28/99                    .31                  .66
            5/31/99                    .32                  .57
            8/31/99                    .31                  .42
           11/30/99                    .20                  .34
           02/29/00                    .17                  .30

     B.   HOLDERS

     As of October 26, 1999, there were approximately 1,011 holders of Company Common stock, as reported by the Company's transfer agent.

     C.   DIVIDENDS

     The Company has not paid any dividends on its Common stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future. The Company has paid $13,000 in Preferred dividends on its Class AA Preferred stock for the period ended May 31, 1998, and $3,120 in Preferred dividends on its Class AA Preferred stock for the period ended May 31, 1999. The reduction in dividends is due to the conversion of Preferred stock into Common stock.

ITEM 2.   LEGAL PROCEEDINGS
-------   -----------------

     The Company is currently involved in one lawsuit.

     On April 15, 1999, the Company, as plaintiff, filed an action in the Court of Queen's Bench of Alberta, Canada. The action is against the sellers of Builders Realty (Calgary) Ltd., seeking to reduce the purchase price paid for Builders Realty (Calgary) Ltd., namely 36,000 shares of the Company's Common stock. The defendants, Cecil Avery and Joyce Travis, have filed a counter lawsuit for damages of $223,872 (CN$330,000). In management's opinion, this matter will not have a material affect on the financial position of the Company.

     Management believes that there is no other material litigation matter pending or threatened against the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-------   ---------------------------------------------

     HomeLife, engaged the accounting firm of Schwartz Levitsky Feldman llp as its accountant in May 1999. We had no previous relationship with the accounting firm, and did not consult with them in any manner. The previous accounting firm was Biller, Firth-Smith & Archibald. The change in accounting firms was primarily due to the illness, and incapacitation of a partner at the predecessor firm. The accountant's report of the past two years contained no adverse opinion or disclaimer of opinion. The decision to change accountants was made by the management of the Company, and approved by the Board of Directors of the Company. There was no disagreement with the former accountant on accounting principles or practices or auditing scope or procedure. A letter from the predecessor accountant is included in the Audited Financial Statements for Fiscal Years ended May 31, 1998 and 1999.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES
-------   ---------------------------------------

     In October 1995, the Company issued 1,037,859 shares of Common stock to Stockholders of Management Dynamics, Inc. as consideration for the acquisition of Management Dynamics, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering.

     In November 1995, the Company issued 81,595 shares of its Common stock to 98 non-U.S. investors in consideration of payment of $326,380. This transaction was exempt from the registration provisions of the Act by virtue of Regulation S of the Act, as transactions by an issuer not involving any public offering and including non-U.S. residents.

     In January 1996, the Company issued 44,636 shares of its Common stock to 38 investors for payment of $178,544. Less than 35 of these investors were nonaccredited investors within the meaning of Regulation D. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act and Rule 504 of Regulation D, as transactions by an issuer not involving any public offering.

     In May 1996, 2,500,000 shares of Common stock and 10,000 shares of Class A Preferred stock was issued to Andrew Cimerman for the acquisition of HomeLife Realty Services, Inc. and HomeLife Realty U.S. Limited Partnership. This transaction was exempt from the registration provisions of the Act by virtue of
Section 4(2) of the Act as transactions by an issuer not involving any public offering.

     Also in May 1996, 21,250 shares of Common stock were issued for consideration of $85,000 to The Charleston Group. This transaction was exempt from registration pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

     In June 1996, the Company issued 21,998 shares of Common stock for $22,895 to an individual investor pursuant to Rule 504 of Regulation D of the Act as transactions by an issuer not involving any public offering.

     In August 1996, 46,662 shares of Common stock were issued to the stockholders of The Keim Group Ltd. for the acquisition of The Keim Group Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

     In January 1997, 70,000 shares of Common stock were issued to S & S Acquisition Corp. for the acquisition of the assets of S & S Acquisition Corp. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

     In March 1997, the Company issued 117,233 shares of Common stock for $101,155 to non-U.S. resident investors pursuant to Regulation S of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering and Regulation S of the Act as transactions involving non-U.S. investors.

     In July 1997, the Company issued 160 shares of Class AA Preferred stock for the acquisition of tradenames and licensing agreements of Network Real Estate, Inc. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

     In August 1997, the Company issued 165 shares of Class AA Preferred stock for $162,500 to 33 investors in a private offering pursuant to Regulation D of the Act. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

     In February 1998, the Company issued 36,000 shares of Common stock to stockholders of Builders Realty, (Calgary) Ltd. for the acquisition of Builders Realty, (Calgary) Ltd. This transaction was exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving a public offering.

     In September 1998, the Company issued shares of Common stock to Aspen Benson and May, LLC. in exchange for the membership interests of that company. The number of shares will be determined by the future share price until January 2000. This transaction was exempt from the registration provision of the Act by virtue of section 4(2) of the Act, as transactions by an issuer not involving a public offering.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------   -----------------------------------------

     The Nevada Revised Statutes and the Company's Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

     o    Audited  Financial  Statements for Fiscal Years ended May 31, 1998 and
          1999.

     o Unaudited Financial Statements as of and for the period ended November 30, 1999.

     o Quarterly Report on Form 10-Q for the period ended February 29, 2000 (amendment No. 1)

                                    PART III

ITEM 1 AND
------
ITEM 2.        INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
-------        ---------------------------------------------

Exhibit
-------
3.1 Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated October 9, 1995
3.2 Certificate of Amendment of Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated July 2, 1997
3.3 Certificate of Amendment of Articles of Incorporation of HomeLife, Inc., a Nevada corporation, dated September 1, 1998
3.4    Bylaws of HomeLife, Inc., dated October 10, 1995
4.1    Certificate of Designated Class A Preferred Stock
4.2    Certificate of Designated Class AA Preferred Stock
4.3    Certificate of Designated Class AAA Preferred Stock
10.1 Lease Agreement dated November 1, 1996 for the office located in Calgary, Alberta, Canada
10.2 Lease Agreement dated September 1, 1997 for the office located in Airdrie, Alberta, Canada
10.3 Lease Agreement dated January 15, 1999 for the office located in Newport Beach, California
10.4 Lease Agreement dated April 12, 1990 for the office located in Newport Beach, California
10.5 First Addendum to Lease dated April 12, 1990 for the property located in Newport Beach, California
10.6 Second Addendum to Lease dated July 8, 1993 for the property located in Newport Beach, California
10.7 Third Addendum to Lease dated July 17,1996 for the property located in Newport Beach, California
10.8   Builder's Realty Stock Purchase Agreement dated February 27, 1998
10.9 Agreement for Purchase of Network Real Estate, Inc. Licensing Agreement and Trademarks, dated June 12, 1998
10.10  Stock Purchase Agreement, dated July 23, 1998
10.11  Asset Purchase Agreement, dated January 16, 1997
10.12  Option Agreement, dated July 10, 1996
10.13  Asset Purchase Agreement, dated April 13, 1998
10.14  Loan Purchase Agreement, dated July 7, 1998
10.15  Agreement and Plan of Acquisition, dated April 15, 1996
10.18  Form of Participating Independent Broker Franchise Agreement
10.19  Form of Broker Membership Agreement
10.20  Stock Purchase Agreement, dated September 10, 1998
10.21  Employment Agreement between HomeLife, Inc. and Andrew Cimerman
10.22 Trademark License Agreement between HomeLife, Inc. and Jerome's Magic World, Inc.
10.23  HomeLife  Higher  Standards Asset Purchase  Agreement,  dated January 20,
       1999
10.24 Acquisition Agreement between Bright Financial Corporation and MaxAmerica Financial Services, Inc.
16     Letter from Biller, Firth-Smith & Archibald dated April 26, 2000.
21     List of Subsidiaries

Note:  All exhibits identified above were submitted with the original filing.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HOMELIFE, INC.

                                        By:  Andrew Cimerman
                                             Andrew Cimerman
                                        Its: President

Signature                          Title                       Date

/s/ Andrew Cimerman                President, Director         September 7, 2000
-------------------
Andrew Cimerman

HOMELIFE, INC.
CONSOLIDATED BALANCE SHEETS
AS OF NOVEMBER 30, 1999 AND 1998
(UNAUDITED)

                                                         1999           1998
                                                         ----           ----
ASSETS
Current Assets
        Cash                                           $  269,264     $  278,567
        Marketable securities, at fair value               42,188        375,000
        Accounts receivable                               177,124        288,279
        Notes receivable                                  215,803        527,160
        Prepaid expenses and deposits                      78,574        258,727
                                                       -------------------------
                                                          782,953      1,727,733

        Property and Equipment                            453,363        571,025

        Goodwill                                          655,555        684,123

        Other Assets                                      621,417        962,078

        Cash Held in Trust                                242,498        205,756
                                                       -------------------------

                                                       $2,755,786     $4,150,715
                                                       =========================

HOMELIFE, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF NOVEMBER 30, 1999 AND 1998
(UNAUDITED)

                                                      1999             1998
                                                      ----             ----
LIABILITIES AND SHAREHOLDER'S EQUITY
        Current Liabilities

        Bank indebtedness                         $         --     $         --
        Accounts payable                               302,726          275,710
        Advances from stockholder                      143,568          340,166
        Note payable                                         0           10,000
        Reserve for warranty                            62,400           55,100
        Dividends payable                                3,390            9,010
        Deferred revenue                               134,123          105,802
                                                  -----------------------------
                                                       696,207          795,788

        Deferred Revenue                               331,392           34,232

        Trust Liability                                242,498          220,756

        Minority Interest                               41,722           40,832
                                                  -----------------------------
                                                     1,311,819        1,091,608

        Stockholders' Equity

        Capital Stock                                1,037,428        1,167,270

        Additional Paid in Capital                   2,784,093        2,242,781

        Accumulated Other Comprehensive Loss            (1,093)            (295)

        Accumulated Deficit                         (2,376,461)        (350,649)
                                                  -----------------------------

                                                     1,443,967        3,059,107
                                                  -----------------------------

                                                  $  2,755,786     $  4,150,715
                                                  =============================

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999 AND 1998
(UNAUDITED)

                                                     1999              1998
                                                     ----              ----
REVENUE

Royalty and franchise fees                       $    443,565      $    461,063
Warranty fees                                         156,729           137,938
Mortgage financing fees                                38,634                --
Real estate brokerage                               1,102,970         1,835,833
Other income                                          176,742           141,998
                                                 ------------------------------
                                                    1,918,640         2,576,832

COST OF SALES                                       1,186,544         1,859,648
                                                 ------------------------------
                                                      732,096           717,184
                                                 ==============================
EXPENSES

Salaries and fringe benefits                          290,841           249,732
General and administrative                            298,067           485,172
Occupancy                                              85,041            75,772
Financial                                             150,905            51,783
Amortization                                           88,562           102,607
                                                 ------------------------------
                                                      913,416           965,066
                                                 ------------------------------

LOSS BEFORE MINORITY INTEREST                        (181,320)         (247,882)

Minority interest                                      (3,612)           (4,952)
                                                 ------------------------------
LOSS BEFORE INCOME TAX
  RECOVERY                                           (184,932)         (252,834)

Income tax recovery                                        --                --
                                                 ------------------------------

NET LOSS                                             (184,932)         (252,834)

Preferred dividends                                    (1,560)           (1,560)
                                                 ------------------------------
NET LOSS APPLICABLE TO COMMON
   SHARES                                            (186,492)         (254,394)
                                                 ==============================
BASIC AND FULLY DILUTED LOSS
 PER COMMON SHARE                                $      (0.04)     $      (0.05)
                                                 ==============================
WEIGHTED-AVERAGE NUMBER OF
 COMMON SHARES                                      4,476,822         4,753,507
                                                 ==============================

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999 AND 1998
(UNAUDITED)
                                                          1999           1998
                                                            $              $
CASH FLOWS FROM OPERATION ACTIVITIES
Net loss                                                (186,492)      (254,394)
Adjustments to reconcile net loss to net cash used
   in operation activities
Depreciation and amortization                             88,562        102,607
Minority interest                                          3,612          4,952
Loss on trading securities                               150,905         52,143
Changes in assets and liabilities
Decrease (increase) in accounts and other receivable       9,091         56,569
Decrease (increase) in notes receivable                       --       (384,000)
Decrease (increase) in prepaid expenses                      415        (32,514)
Increase (decrease) in accounts payable                  156,936        (51,042)
Increase (decrease) in reserve for warranty              (10,900)       (11,200)
Increase (decrease) in notes payable                      10,000              0
Increase in deferred revenue                             (62,286)       249,127
                                                      -------------------------

Net cash provided by (used in) operating activities      159,843       (267,752)
                                                      -------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                      (55,868)      (180,579)
Sales of intellectual assets                              95,815        139,146
Purchases of marketable securities                      (152,687)            --
Sales of marketable securities                                --        375,000
                                                      -------------------------

Net cash provided by (used in) investing activities     (112,740)       333,567
                                                      -------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                 (16,960)            --
Increase (decrease) in advances from stockholder         (50,096)        (9,790)
Increase (decrease) in preferred stock issuance          (36,860)           789
Increase (decrease) in dividends payable                  (1,560)        (1,970)
                                                      -------------------------

Net cash provided by (used in) financing activities     (105,476)       (10,971)
                                                      -------------------------

NET INCREASE (DECREASE) IN CASH                          (58,373)        54,844
Cash, beginning of year                                  327,637        223,723
                                                      -------------------------

CASH, END OF PERIOD                                   $  269,264     $  278,567
                                                      =========================

Supplemental Disclosure of Cash Flow Information
Interest paid                                                176            456
Income taxes paid                                             --             --

HOMELIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)

NOTE 1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

In the opinion of the Company's management, the accompanying condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at November 30, 1999 and results of operations for six months ended November 30, 1999 and 1998.

These financial statements consolidate, using the purchase method, the accounts of the Company and its subsidiaries listed below:

a)   Wholly-owned subsidiaries

HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd., Aspen Benson & May LLC., HomeLife California Realty, Inc., and HomeLife Properties, Inc.

b)   Majority-owned subsidiaries

The Keim Group Ltd., and MaxAmerica Home Warranty Company - 93.33% and 82.72% respectively.

On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries for the six months ended November 30, 1999 and 1998.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principal Activities

HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The Company engages in the following activities:

The Company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.

The Company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

The Company owns and operates a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

The Company is a provider of home warranty coverage through its subsidiary, MaxAmerica Home Warranty Company.

HOMELIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(b)  Accounting Changes

Effective June 1, 1999 the Company adopted Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". SOP 98-5 was issued to provide guidance on financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. Accordingly, the Company wrote off existing organization costs of $48,955 which are reflected in the presented financial statements.

NOTE 3. SEGMENTED INFORMATION

     Segmented information has been provided for the company on the basis of different geographic areas and different services. The revenue for Canada is substantially all derived from real estate brokerage.

a)   Revenue by Geographic Area
                                                         1999           1998
                                                           $              $

     United States of America                            815,670        740,999
     Canada                                            1,102,970      1,835,833
                                                      -------------------------
                                                       1,918,640      2,576,832
                                                      =========================
b)   Net Income (Loss) by Geographic Area

     United States of America                           (213,164)      (270,169)
     Canada                                               26,672         15,775
                                                      -------------------------
                                                        (186,492)      (254,394)
                                                      =========================
c)   Identifiable Assets by Geographic Area

     United States of America                          2,550,101      3,702,044
     Canada                                              405,138        448,671
                                                      -------------------------
                                                       2,955,239      4,150,715
                                                      =========================
d)   Amortization by Geographic Area

     United States of America                             74,286         65,603
     Canada                                                3,087          3,172
                                                      -------------------------
                                                          77,373         68,775
                                                      =========================

HOMELIFE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 1999
(UNAUDITED)


NOTE 3.   SEGMENTED INFORMATION - (CONTINUED)

                                                         1999           1998
                                                           $              $
d)   Revenue by industry
     Real Estate Franchise                               443,565        461,063
     Real Estate Brokerage                             1,102,970      1,835,833
     Mortgage Financing                                   38,634             --
     Home Warranty                                       156,729        137,938
     Other                                               176,742        141,998
                                                      -------------------------
     Total                                             1,918,640      2,576,832
                                                      =========================
e)   Net income (loss) by industry

     Real Estate Franchise                               (39,968)      (255,049)
     Real Estate Brokerage                                26,672         15,775
     Mortgage Financing                                 (148,591)            --
     Home Warranty                                       (17,332)       (10,521)
     Other                                                (7,273)        (4,599)
                                                      -------------------------
     Total                                              (186,492)      (254,394)
                                                      =========================
f)   Identifiable assets by industry

     Real Estate Franchise                             2,268,152      3,547,079
     Real Estate Brokerage                               405,138        448,671
     Mortgage Financing                                   49,039             --
     Home Warranty                                       151,007        125,477
     Other                                                81,903         29,488
                                                      -------------------------
     Total                                             2,955,239      4,150,715
                                                      =========================
g)   Amortization by industry

     Real Estate Franchise                                68,875         60,793
     Real Estate Brokerage                                 3,087          3,172
     Mortgage Financing                                       --             --
     Home Warranty                                         5,411          4,810
                                                      -------------------------
     Total                                                77,373         68,775
                                                      =========================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         AMENDMENT NO. 1 TO FORM 10-QSB

[X] Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended February 29, 2000

[ ] Transition Report Under Section 13 or 15(d) of the Securities Exchange Act; For the transition period from _________ to __________

Commission File Number #000-1024048

                                 HOMELIFE, INC.

        (Exact name of small business issuer as specified in its charter)

     NEVADA                                            33-0680443
     -------------------------------                   -------------------
     (State or other jurisdiction of                   (I.R.S. Employer
     incorporation or organization)                    Identification No.)

     4100 Newport Place, Suite 730, Newport Beach, CA        92660
     ------------------------------------------------        ----------
     (Address of Principal Executive Offices)                (Zip Code)

               Registrant's telephone number, including area code:
                                 (949) 660-1919

     Check  whether  the issuer (1) filed all  reports  required  to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [ ]

     The issuer had 5,100,070 shares outstanding for the period ended February 29, 2000.

Transitional Small Business Disclosure Format (check one):

                               Yes [ ]     No [X]

                                 HOMELIFE, INC.

                                     INDEX
                                                                        PAGE NO.
                                                                        --------

PART I -  FINANCIAL INFORMATION                                             1.

Item 1.   Financial Statements                                              1.

          Consolidated Balance Sheets as of February 29, 2000
               (unaudited) and May 31, 1999 (revised audited)               1.

          Comparative Unaudited Consolidated Statements of
               Operations for the three months ended February 29,
               2000 and February 28, 1999                                   3.

          Comparative Unaudited Consolidated Statements of
               Operations for the nine months ended February 29,
               2000 and February 28, 1999                                   4.

          Comparative Unaudited Consolidated Statements of Cash
               Flows for the three months ended February 29, 2000
               and February 28, 1999                                        5.

          Comparative Unaudited Consolidated Statements of Cash
               Flows for the 9 months ended February 29, 2000 and
               February 28, 1999                                            6.

          Notes to Unaudited Consolidated Financial Statements              7.

Item 2.   Management's Discussion and Analysis of Financial
          Condition and Results of Operation.                              14.

PART II - OTHER INFORMATION                                                18.

Item 1. Legal Proceedings.                                                 18.

Item 2. Changes in Securities and Use of Proceeds.                         18.

Item 3. Defaults Upon Senior Securities.                                   18.

Item 4. Submission of Matters to a Vote of Security Holders.               18.

Item 5. Other Information.                                                 18.

Item 6. Exhibits and Reports of Form 8-K.                                  18.
        (a)    Exhibits
        (b)    Reports on Form 8-K

PART I - FINANCIAL INFORMATION

HOMELIFE, INC.
CONSOLIDATED BALANCE SHEETS
AS OF FEBRUARY 29, 2000 AND MAY 31, 1999
                                                (unaudited)  (revised audited)
                                                  February           May
                                                    2000            1999
                                                    ----            ----
ASSETS
Current Assets
        Cash                                      $193,103        $327,637
        Marketable securities, at fair value       115,413         194,875
        Accounts receivable                        204,644         168,033
        Notes receivable                           219,303         215,803
        Prepaid expenses and deposits               76,395          78,159
                                              ----------------------------
                                                   808,858         984,507

        Property and Equipment                     434,320         480,993

        Goodwill                                   644,350         661,273

        Other Assets                               577,066         666,203

        Cash Held in Trust                         250,124         342,317
                                              ----------------------------

                                                $2,714,718      $3,135,293
                                              ============================

HOMELIFE, INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF FEBRUARY 29, 2000 AND MAY 31, 1999
                                                (unaudited)  (revised audited)
                                                  February           May
                                                    2000            1999
                                                    ----            ----
LIABILITIES AND SHAREHOLDER'S EQUITY
        Current Liabilities

        Bank indebtedness                          $29,890         $16,960
        Accounts payable                           356,993         459,662
        Advances from stockholder                  143,472         143,472
        Note payable                                     0          10,000
        Reserve for warranty                        51,100          51,500
        Dividends payable                            2,470           4,170
        Deferred revenue                           197,080         197,080
                                              ----------------------------
                                                   781,005         882,844

        Deferred Revenue                           206,149         206,149

        Trust Liability                            250,124         342,317

        Minority Interest                           42,982          43,378
                                              ----------------------------
                                                 1,280,260       1,474,688

        Stockholders' Equity

        Capital Stock                            1,043,288       1,043,288

        Additional Paid in Capital               2,846,093       2,846,093

        Accumulated Other Comprehensive Loss        (1,093)         (1,093)

        Accumulated Deficit                     (2,453,830)     (2,227,683)
                                              ----------------------------

                                                 1,434,458       1,660,605
                                              ----------------------------

                                                $2,714,718      $3,135,293
                                              ============================

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
(UNAUDITED)
                                               For the three   For the three
                                                months ended    months ended
                                                February 29,    February 28,
                                                    2000            1999
REVENUE

Royalty and franchise fees                        $206,432        $145,856
Warranty fees                                       44,655          79,398
Mortgage financing fees                             25,697              --
Real estate brokerage                              400,864         380,542
Other income                                        50,056         122,544
                                               ---------------------------
                                                   727,713         728,340

COST OF SALES                                      426,621         396,650
                                               ---------------------------
                                                   301,092         331,690
                                               ---------------------------
EXPENSES

Salaries and fringe benefits                       181,069         162,257
General and administrative                         115,877         242,586
Occupancy                                           43,232          41,931
Financial                                          (72,808)         26,159
Amortization                                        76,453          51,304
                                               ---------------------------
                                                   343,823         524,237
                                               ---------------------------

LOSS BEFORE MINORITY INTEREST                      (42,731)       (192,547)

Minority interest                                    3,216          (1,930)
                                               ---------------------------

LOSS BEFORE INCOME TAX RECOVERY                    (39,515)       (194,477)

Income tax recovery                                     --              --
                                               ---------------------------

NET LOSS                                           (39,515)       (194,477)

Preferred dividends                                   (140)           (780)
                                               ---------------------------
NET LOSS APPLICABLE TO COMMON
   SHARES                                          (39,655)       (195,257)
                                               ===========================
BASIC AND FULLY DILUTED LOSS
 PER COMMON SHARE                                   $(0.01)         $(0.05)
                                               ===========================
WEIGHTED-AVERAGE NUMBER OF
 COMMON SHARES                                   4,956,848       4,177,545

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
(UNAUDITED)
                                               For the nine    For the nine
                                               months ended    months ended
                                               February 29,    February 28,
                                                   2000            1999
REVENUE

Royalty and franchise fees                      $  649,997      $  606,919
Warranty fees                                      201,384         217,336
Mortgage financing fees                             64,331              --
Real estate brokerage                            1,503,834       2,216,375
Other income                                       226,807         264,542
                                                --------------------------
                                                 2,646,353       3,305,172

COST OF SALES                                    1,613,165       2,256,298
                                                --------------------------

                                                 1,033,188       1,048,874
                                                --------------------------
EXPENSES

Salaries and fringe benefits                       471,910         411,989
General and administrative                         413,944         727,758
Occupancy                                          128,273         117,703
Financial                                           78,097          77,942
Amortization                                       165,015         153,911
                                                --------------------------
                                                 1,257,239       1,489,303
                                                --------------------------

LOSS BEFORE MINORITY INTEREST                     (224,051)       (440,429)

Minority interest                                     (396)         (6,882)
                                                --------------------------

LOSS BEFORE INCOME TAX RECOVERY                   (224,447)       (447,311)

Income tax recovery                                     --              --
                                                --------------------------

NET LOSS                                          (224,447)       (447,311)

Preferred dividends                                 (1,700)         (2,340)
                                                --------------------------
NET LOSS APPLICABLE TO COMMON
   SHARES                                         (226,147)       (449,651)
                                                ==========================

BASIC AND FULLY DILUTED LOSS
 PER COMMON SHARE                               $    (0.05)     $    (0.11)
                                                ==========================

WEIGHTED-AVERAGE NUMBER OF
 COMMON SHARES                                   4,956,848       4,177,545

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

                                                    For the three  For the three
                                                    months ended   months ended
                                                    February 29,   February 28,
                                                        2000           1999
                                                          $              $
CASH FLOWS FROM OPERATION ACTIVITIES
Net loss                                               (39,655)      (195,257)
Adjustments to reconcile net loss to net cash used
   in operation activities
Depreciation and amortization                           63,379         51,304
Minority interest                                       (3,216)         1,930
Gain on trading securities                             (71,443)      (247,018)
Changes in assets and liabilities
Decrease (increase) in accounts and other receivable   (45,702)       (46,776)
Decrease (increase) in notes receivable                 (3,500)       776,500
Decrease (increase) in prepaid expenses                  1,349        161,210
Increase (decrease) in accounts payable               (259,605)        34,007
Increase (decrease) in reserve for warranty             10,500         65,200
Increase (decrease) in notes payable                   (20,000)             0
Increase in deferred revenue                            62,286       (173,955)
                                                    -------------------------
                                                      (305,607)       427,145
                                                    -------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                     55,868        199,881
Purchases of intellectual assets                       (95,815)      (107,195)
Purchases of marketable securities                     152,687       (375,000)
                                                    -------------------------
                                                       112,740       (282,314)
                                                    -------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                29,890         16,960
Increase (decrease) in advances from stockholder        50,096       (177,114)
Increase (decrease) in common stock issuance            36,860         15,917
Increase (decrease) in dividends payable                  (140)        (7,180)
                                                    -------------------------
                                                       116,706       (151,417)
                                                    -------------------------

NET INCREASE (DECREASE) IN CASH                        (76,161)        (6,586)
Cash, beginning of period                              269,264        278,567
                                                    -------------------------
CASH, END OF PERIOD                                 $  193,103     $  271,981
                                                    -------------------------

HOMELIFE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999

                                                     (Unaudited)    (Unaudited)
                                                     February 29,   February 28,
                                                         2000           1999
                                                           $              $
CASH FLOWS FROM OPERATION ACTIVITIES
Net loss                                              (226,147)      (449,651)
Adjustments to reconcile net loss to net cash
   used in operation activities
Depreciation and amortization                          151,941        153,911
Minority interest                                          396          6,882
Loss/ (gain) on trading securities                      79,462       (194,875)
Changes in assets and liabilities
Decrease (increase) in accounts and
   other receivable                                    (36,611)         9,793
Decrease (increase) in notes receivable                 (3,500)       392,500
Decrease (increase) in prepaid expenses                  1,764        128,696
Increase (decrease) in accounts payable               (102,669)       (17,035)
Increase (decrease) in reserve for warranty               (400)        54,000
Increase (decrease) in notes payable                   (10,000)             0
Increase in deferred revenue                                 0         75,172
                                                    -------------------------
                                                      (145,764)       159,393
                                                    -------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                          0         19,302
Purchases of intellectual assets                             0         31,951
                                                    -------------------------
                                                             0         51,253
                                                    -------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                12,930)        16,960
Increase (decrease) in advances from stockholder             0       (186,904)
Increase (decrease) in common stock issuance                 0         16,706
Increase (decrease) in dividends payable                (1,700)        (9,150)
                                                    -------------------------
                                                        11,230       (162,388)
                                                    -------------------------

NET INCREASE (DECREASE) IN CASH                       (134,534)        48,258
Cash, beginning of year                                327,637        223,723
                                                    -------------------------

CASH, END OF PERIOD                                 $  193,103     $  271,981
                                                    -------------------------

                                 HOMELIFE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (Unaudited for the nine months ended February 29, 2000)

NOTE 1. REVISIONS TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the period ended May 31, 1999 have been revised in order to provide additional information to readers and reclassify financial statement amounts to provide more precise information and better comparison with prior years.

NOTE 2. BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

In the opinion of the Company's management, the accompanying condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at February 29, 2000 and results of operations for nine months ended February 29, 2000 and 1999.

These financial statements consolidate, using the purchase method, the accounts of the Company and its subsidiaries listed below:

a)   Wholly-owned subsidiaries

HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd., Aspen Benson & May LLC., HomeLife California Realty, Inc., and HomeLife Properties, Inc.

b)   Majority-owned subsidiaries

The Keim Group Ltd., and MaxAmerica Home Warranty Company - 93.33% and 82.72% respectively.

On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries for the period ended February 29, 2000 and May 31, 1999.

The assets acquired were recorded as trademarks and will be amortized over 10 years on a straight-line basis.

On February 27, 1998, the Company acquired all issued shares of Builders Realty (Calgary) Ltd., a Canadian real estate broker, for $316,080 in cash and stock.

The goodwill will be amortized over 40 years on a straight-line line basis.

On September 15, 1998, the Company purchased all the issued shares of an inactive holding company, Aspen Benson and May LLC., for Common stock in the amount of $77,500 to be issued in January 2000. At the time of purchase, Aspen Benson and May LLC. had negligible assets and revenue.

On January 20, 1999, Builders Realty (Calgary) Ltd. purchased the real estate brokerage business including licensing agreements and trademarks of HomeLife Higher Standards operating in Calgary, Alberta, Canada, for $42,061 cash in fourteen monthly installments of $2,714 and a final payment of $4,065.

During the period ended May 31, 1998, the company acquired, by cash of $5,000 in total, all issued shares of several newly incorporated companies. These new companies include: MaxAmerica Financial Services, Inc., which will be originating real estate loans; HomeLife California Realty, Inc., which will be a full service real estate operation; HomeLife Properties, Inc., which will be a real estate holding company; Red Carpet Broker Network, Inc., and National Sellers Network, Inc., which will be licensing real estate brokerages.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principal Activities

HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The Company engages in the following activities:

The Company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.

The Company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

The Company owns and operates a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

The Company is a provider of home warranty coverage through its subsidiary, MaxAmerica Home Warranty Company.

(b)  Significant Group Concentrations of Credit Risk

The Company's accounts receivable and notes receivable are primarily from franchisees in the real estate brokerage industry.

(c)  Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

(d)  Marketable Securities

Marketable securities represent trading securities which have been reflected at their fair market value at the year-end.

(e)  Advertising Costs

Advertising costs represent prepaid preprinted advertising materials which have been amortized over three years. For the period ended February 29, 2000, there are no unamortized advertising costs.

(f)  Other Financial Instruments

The carrying amount of the Company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

(g)  Long-term Financial Instruments

The fair value of each of the Company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the Company's current borrowing rate for similar instruments of comparable maturity would be.

(h)  Amortization of Property and Equipment

Amortization of property and equipment is provided using the straight-line method as follows:

Furniture and fixtures 7 years Computer equipment and software 7 years Leasehold improvements 7 years Automobile 4 years

(i)  Goodwill

Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 40 years.

(j)  Amortization of Other Assets

Amortization of other assets is on a straight-line basis over their estimated useful lives as follows: Trademarks and franchise rights 10 years

(k)  Impairment

The Company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of February 29, 2000, management expects its long-lived assets to be fully recoverable.

(l)  Revenue Recognition

Income from the sale of franchises is recognized over a 5-year period. Master franchise agreement fees are recognized over 10 years. Royalty income stemming from the gross commissions on the sales of real estate by the franchise offices is recognized at the date of receipt; this is due to the complexity of attempting to forecast the actual closing date of the properties. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations under these warranties have been recorded as reserve for warranty and are based on past experience. Real estate brokerage income is recognized at the close of escrow. Loan fees are recognized as income when the loan is closed and funded at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which are not recognized as income, are recorded on the balance sheet as deferred revenue.

(m)  Income taxes

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the Company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

(n)  Stock-Based Compensation

In December 1995, SFAS No. 123, Accounting for Stock-Based compensation, was issued. It introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company has adopted the disclosure provisions of SFAS No. 123 for both employee stock based compensation. The Company's stock option plan prior to 1997 which vested immediately and therefore there were no expense amounts to be reflected in the current financial statements. The Company has used the fair value approach for stock option plan granted to non-employees according to EITF 96-18.

(o)  Foreign Currency Translation

Builders Realty (Calgary) Ltd., a wholly owned subsidiary, maintains its books and records in Canadian dollars. Income and expenses are translated at the rate in affect on the transaction dates. Transaction gain and losses are included in the determination of earnings for the year.

Balance sheet accounts are translated using closing exchange rates in affect at the balance sheet date and income and expenses accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been or could be, converted rates. Adjustments resulting from the translation are included in the cumulative translation adjustments section in stockholders' equity.

(p) Net Income (Loss) and Fully Diluted Net Income (Loss) Per Weighted Average Common Stock

Net income (loss) per Common stock is computed by dividing net income (loss) for the year by the weighted average number of Common stock outstanding during the year.

Fully diluted net income (loss) per Common stock is computed by dividing net income (loss) for the year by the weighted average number of Common stock outstanding during the year, assuming, except where the result would be anti-dilutive, that all convertible Preferred shares were converted, the contingent Common stock were issued, the warrant was exercised and the stock options granted were exercised. The shares to be issued have not been included in the calculation as the number of shares to be issued is not determinable.

(q)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r)  Accounting Changes

Effective June 1, 1999 the Company adopted Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". SOP 98-5 was issued to provide guidance on financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. Accordingly, the Company wrote off existing organization costs of $48,955 which are reflected in the presented financial statements.

NOTE 4. CASH HELD IN TRUST AND TRUST LIABILITY

Cash held in trust are deposits received in connection with the opening of escrow accounts for the sale of real estate. The deposits are recorded as trust liabilities and are refunded when the real estate is sold or the escrow is closed according to the terms of the escrow agreement.

NOTE 5. BANK INDEBTEDNESS

For the period ended February 29, 2000 and May 31, 1999, the Company's available line of credit under the bank loan agreement amounted to $33,920 (CDN$50,000). The operating credit facility bears interest at the bank's prime lending rate plus 2% per annum with interest payable monthly. As security, the Company has provided a general assignment of book debts, a general security agreement constituting a first charge over all present and future personal property of the Company, a subordination agreement with respect to amounts owed by the borrower to the shareholders of $33,920 (CDN$50,000), and a guarantee by the major shareholder of the company of $33,920 (CDN$50,000).

At February 29, 2000, the Company had an available line of credit under the bank loan agreement amounting to $25,000. The unsecured operating credit facility bears interest at rate of 16% per annum.

NOTE 6. ADVANCES FROM A STOCKHOLDER

The advances are from the Company's president and majority stockholder, are non-interest bearing, are without specific terms of repayment and are not expected to repaid before June 1, 2000.

NOTE 7. CAPITAL STOCK

(a)  Authorized

100,000 Class A Preferred shares of no par value, 6% non cumulative dividend, voting, convertible to Common shares at the option of the shareholder at a price equal to the face value of the Class A shares. Each Class A Preferred share carries 1,000 votes as compared with 1 vote for each Common share

2,000 Class AA Preferred shares of $500 par value, 8% cumulative dividend, non-voting, redeemable at face value by the Company. Convertible after 12 months from the date of issuance, at the option of the shareholder, to Common shares at a price equal to 125% of the face value of the Class AA shares as compared with the market price of the Common stock.

20,000,000  Common shares of $0.001 par value

(b)  Issued

   10,000  Class A Preferred shares
       78  Class AA Preferred shares  (325 - 1999)
5,109,764  Common shares (4,803,932 - 1999)

(c)  Warrant

On January 16, 1997, the Company granted a warrant to S & S Acquisition Corp. as part of the consideration for the acquisition of its assets. The warrant entitles S & S Acquisition Corp. to acquire, from January 31, 1998 to January 31, 2002, up to 200,000 Common shares of the Company at $6 per share. The number of Common shares and the price per share are adjusted proportionately with the increase in the number of Common shares issued by the Company. As the market value of the Common share of the Company was significantly lower than $6 per share, no value was assigned to the warrant.

(d)  Stock options

On September 18, 1998, the Board of Directors of the Company adopted a stock option plan (the "plan") for its directors, employees, and consultants. An authorized number of shares of Common stock of the Company, which may be granted under the plan, is one million shares. The terms of the options were to be determined by the president of the company, subject to the approval by the shareholders.

(e)  Stock option plan

For the period ended May 31, 1999 options to various directors of the Company to acquire 140,000 Common stock had been granted under the stock option plan with the following terms:

       100,000 Common shares at $3 per share
        30,000 Common shares at $5 per share
        10,000 Common shares at $1 per share, expiring July 10, 1999.

As the exercise prices were higher than the market values on the dates of the grant, no compensation expenses were recorded by the Company.

(f)  Earnings per share

The fully diluted earnings per share does not included the issuance of shares which would be anti-dilutive arising from the following:

Conversion of 10,000 Class A Preferred shares to Common shares; conversion of 78 Class AA Preferred shares to Common shares; exercise of a warrant which entitles holder to acquire 200,000 Common shares at $6 per share; exercise of stock options to acquire issuance of 140,000 Common shares.

NOTE 8. COMMITMENTS

The Company has operating leases for premises which extend through August 31, 2002. Future minimum rental payments as of February 29, 2000 under the operating lease agreements are as follows:

     2000                $167,333
     2001                $168,083
     2002                $122,817
     2003                $ 19,920
                         --------
     TOTAL               $478,153
                         ========

NOTE 9. SEGMENTED INFORMATION

Segmented information has been provided for the company on the basis of different geographic areas and different services. The revenue for Canada is substantially all derived from real estate brokerage.

a)   Revenue by Geographic Area
                                                         2000           1999
                                                           $              $

     United States of America                            960,566        929,536
     Canada                                            1,685,787      2,375,636
                                                      -------------------------
                                                       2,646,353      3,305,172
                                                      =========================
b)   Net Income (Loss) by Geographic Area

     United States of America                           (236,334)      (414,155)
     Canada                                               10,187        (35,496)
                                                      -------------------------
                                                        (226,147)      (449,651)
                                                      =========================

                                                         2000           1999
                                                           $              $
c)   Identifiable Assets by Geographic Area

     United States of America                          2,297,047      2,852,580
     Canada                                              417,671        282,713
                                                      -------------------------
                                                       2,714,718      3,135,293
                                                      =========================
d)   Amortization by Geographic Area

     United States of America                            112,037         24,090
     Canada                                                4,023          2,202
                                                      -------------------------
                                                         116,060         26,292
                                                      =========================
d)   Revenue by industry
     Real Estate Franchise                               659,103        727,121
     Real Estate Brokerage                             1,685,787      2,375,636
     Mortgage Financing                                   64,331             --
     Home Warranty                                       204,102        189,460
     Other                                                33,030         12,955
                                                      -------------------------
     Total                                             2,646,353      3,305,172
                                                      =========================
e)   Net income (loss) by industry

     Real Estate Franchise                              (231,917)      (423,337)
     Real Estate Brokerage                                10,187        (35,496)
     Mortgage Financing                                    4,830             --
     Home Warranty                                         2,208         22,136
     Other                                               (11,455)       (12,954)
                                                      -------------------------
     Total                                              (226,147)      (449,651)
                                                      =========================
f)   Identifiable assets by industry

     Real Estate Franchise                             2,139,574      2,684,723
     Real Estate Brokerage                               417,671        282,713
     Mortgage Financing                                    7,585             --
     Home Warranty                                       134,281        154,742
     Other                                                15,607         13,115
                                                      -------------------------
     Total                                             2,714,718      3,135,293
                                                      =========================

                                                         2000           1999
                                                           $              $
g)   Amortization by industry

     Real Estate Franchise                               111,010         24,090
     Real Estate Brokerage                                 4,023          2,202
     Mortgage Financing                                       --             --
     Home Warranty                                         1,027             --
                                                      -------------------------
     Total                                               116,060         26,292
                                                      =========================

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     The Company has experienced growth primarily through its acquisitions of and combinations with various other companies. This includes the acquisition in August 1996 of the Keim Group of Companies and MaxAmerica Home Warranty Company (Michigan) adding 60 real estate offices and a home warranty company in Michigan. In 1997, the company purchased certain assets of S & S Acquisition Corp. providing the company with Red Carpet Real Estate Services and National Real Estate Services adding 58 real estate offices. The acquisition of the real estate computer technology of House by Mouse and Virtual Assistant provided the Company with the ability to enhance its Internet communication services to its franchises. In July 1997, the Company acquired the licensing agreements, trademarks and franchise offices of Network Real Estate, Inc. This acquisition provided the Company with an additional 12 offices in Northern California and access to the "high-end" luxury division of "International Estates". In February 1998, the Company acquired Builders Realty (Calgary) Ltd. providing access to the Alberta, Canada market in both retail real estate and mortgage loans. On September 15, 1998, the Company purchased the stock of the investment banking firm of Aspen, Benson and May, LLC for Common stock.

     From time to time, the Company has entered into strategic alliances with various companies in order to explore the cross marketing of their services to customers of the Company or its franchises. To date, these strategic alliances have not included any funding agreements or other liabilities on the part of the Company. Since the end of its last fiscal year, HomeLife has formed strategic alliances with Home Value Check, LLC, and Allstate Funding. Home Value Check provides Internet based appraisals for lenders and consumers of the Company's services. Allstate Funding provides loan processing and underwriting for MaxAmerica, the real estate mortgage brokerage subsidiary of HomeLife.

     The following is management's discussion and analysis of HomeLife's financial condition and results of operations. Detailed information is contained in the financial statements included with this document. This section contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document.

THREE MONTHS ENDED  FEBRUARY 29, 2000  (UNAUDITED)  COMPARED TO THE THREE MONTHS
--------------------------------------------------------------------------------
ENDED FEBRUARY 28, 1999 (UNAUDITED).
------------------------------------

     REVENUES. The Company generated gross sales of $727,713 for the quarter ended February 29, 2000 compared to gross sales of $728,340 for the quarter ended February 28, 1999. Revenue by business segment is shown below:

                                     February 29, 2000       February 28, 1999
                                     Amount         %        Amount         %
                                     ------         -        ------         -
     Real estate brokerage           400,864      55.1       380,542      52.2
     Royalty & franchise fees        206,432      28.4       145,856      20.0
     Mortgage financing               25,697       3.5             0         0
     Home warranty sales              44,655       6.1        79,398      10.9
     Other                            50,056       6.9       122,544      16.9
                                  ----------    ------    ----------    ------
     TOTAL                           727,713       100       728,340       100
                                  ==========    ======    ==========    ======

Real estate brokerage commissions increased from $380,542 for the quarter ended February 28, 1999 to $400,864 for the quarter ended February 29, 2000. This increase of $20,322 or 5%, is a result of an increase in the number of escrows per broker, as the number of brokers was approximately unchanged. During the first calendar quarter of 2000, the housing market in Canada was on an upswing, accounting for the increase in number of escrows closed per broker.

Royalty fees & franchise fees combined increased $60,576 from $145,856 for the three months ended February 28, 1999 to $206,432 for the three months ended February 29, 2000. As the franchise fees were approximately the same for both periods, this increase relates to the royalty fees and is the result of an increase in the number of franchise offices.

Mortgage financing fees were $25,697 for the quarter ended February 29, 2000. No mortgages were brokered in 1999, as the mortgage subsidiary was awaiting approval from the Department of Housing and Urban Development.

Home warranty sales decreased were $44,655 and $79,398 for the quarters ended February 29, 2000 and February 28, 1999, respectively. This decrease was due to fewer contracts sold and the average cost of the warranty contract in 2000 being lower than in 1999.

     COST OF SALES. Cost of sales for the current quarter was $426,621 compared to $396,650 for the same prior year quarter. This increase is a result of higher sales commissions were paid by Builders Realty (Calgary) Ltd. due to an increase in brokerage real estate sales.

     SALARIES AND FRINGE BENEFITS. Salaries and fringe benefits increased from $162,257 for the three months ended February 28, 1999 to $181,069 for the three months ended February 29, 2000. This increase of $18,812 was primarily the result of salary increases to existing employees, and the hiring of an additional employee.

     GENERAL AND ADMINISTRATIVE. General and administrative costs for the quarter ended February 29, 2000 were $115,877 versus $242,586 for the quarter ended February 28, 1999. This decrease of $126,709 was primarily due to a concentrated effort to reduce costs which mainly included a decrease in the use of outside consultants

     OCCUPANCY. There was a slight increase in occupancy costs for the comparable third fiscal quarters which is a result of the escalation clauses in the lease agreements.

     FINANCIAL. Financial costs for the quarter ended February 29, 2000 were a credit of $72,808 compared to the expense of $26,159 for the quarter ended February 28, 1999. The credit primarily relates to a gain on the marketable investment and currency conversions whereas the expense primarily relates to a loss on a marketable investment and a loss on currency conversions.

     AMORTIZATION. Amortization of intangibles was $76,453 for the three months ended February 29, 2000 compared to $51,304 for the three months ended February 28, 1999. This increase was primarily a result of some assets the change in the estimate of the useful lives of the trademarks and franchise rights from 20 year to 10 years in 1999.

     MINORITY INTEREST. The reduction in net loss due to minority interest was $3,216 in the quarter ended February 29, 2000 versus a n increase in the net loss of $1,930 for the quarter ended February 28, 1999. This difference is the result of Keim Group Ltd. and MaxAmerica Home Warranty Company, combined, being profitable in the prior year quarter and recording a loss in the current year quarter.

NINE MONTHS  ENDED  FEBRUARY  29, 2000  (UNAUDITED)  COMPARED TO THE NINE MONTHS
--------------------------------------------------------------------------------
ENDED FEBRUARY 28, 1999 (UNAUDITED).
------------------------------------

     REVENUES. The Company generated gross sales of $2,646,353 for the nine months ended February 29, 2000 compared to gross sales of $3,305,172 for the nine months ended February 28, 1999. Revenue by business segment is shown below:

                                     February 29, 2000       February 28, 1999
                                     Amount         %        Amount         %
                                     ------         -        ------         -
     Real estate brokerage         1,503,834      56.9     2,216,375      67.1
     Royalty fees                    615,205      23.2       572,374      17.3
     Franchise fees                   34,792       1.3        34,545       1.0
     Mortgage financing               64,331       2.4             0         0
     Home warranty sales             201,384       7.6       217,336       6.6
     Other                           226,807       8.6       264,542       8.0
                                  ----------    ------    ----------    ------
     TOTAL                         2,646,353       100     3,305,172       100
                                  ==========    ======    ==========    ======

Real estate brokerage commissions decreased from $2,216,375 for the period ended February 28, 1999 to $1,503,834 for the period ended February 29, 2000. This decrease is a result of a decrease in the number of escrows per broker, as the number of brokers was approximately unchanged.

Royalty fees increased form $572,374 for the period ended February 28, 1999 to $615,205 for the period ended February 29, 2000. This increase is the result of an increase in the number of franchise offices.

Franchise fees were approximately the same for both periods.

Mortgage financing fees were $64,331 for the period ended February 29, 2000. No mortgages were brokered in 1999, as the mortgage subsidiary was awaiting approval from the Department of Housing and Urban Development.

Home warranty sales decreased from $217,336 for the period ended February 28, 1999 to $201,384 for the period ended February 29, 2000. This decrease of $15,952 was due to the average cost of the warranty contract in 2000 being lower than in 1999.

     COST OF SALES. Cost of sales for the period ended February 29, 2000 was $1,613,165 compared to $2,256,298 for the period ended February 28, 1999. This decrease of $643,133 was primarily due to lower sales commissions paid by Builders Realty (Calgary) Ltd. This was due to a decrease in sales commissions paid per agent, combined with a decrease in the number of agents.

     SALARIES AND FRINGE BENEFITS. Salaries and fringe benefits were $471,910 for the period ended February 29, 2000 compared to $411,989 for the period ended February 28, 1999. This increase of $59,921 was primarily the result of salary increases to existing employees, and the hiring of an additional employee.

     GENERAL AND ADMINISTRATIVE. General and administrative costs for the period ended February 29, 2000 were $413,944 versus $727,758 for the period ended February 28, 1999. This decrease of $313,814 was primarily due to a decrease in the use of outside consultants and a decrease in depreciation expenses.

     OCCUPANCY. Occupancy for the period ended February 29, 2000 was $128,273 compared to $117,703 for the period ended February 28, 1999. This increase of $10,570 is as stated in occupancy lease agreements for annual increases.

     FINANCIAL. Financial costs for the period ended February 29, 2000 were $78,097 compared to $77,942 for the period ended February 28, 1999. Both expenses were the result of a loss on a marketable investment, and a loss on currency conversions.

     AMORTIZATION. Amortization of intangibles was $165,015 for the period ended February 29, 2000 compared to $153,911 for the period ended February 28, 1999. This increase was mainly the result of the adoption of SOP 98-5.

     MINORITY INTEREST. The increase in net lossdue to minority interest was $396 in the period ended February 29, 2000 versus $6,882 for the period ended February 28, 1999. This decrease of $6,486 was due to lower revenues for the Keim Group Ltd., partially offset by higher revenues from MaxAmerica Home Warranty Company.

     PREFERRED DIVIDENDS. Preferred dividends were $1,700 in the period ended February 29, 2000 versus $2,340 for the period ended February 28, 1999. This decrease of $640 was due to a reduction in the number of outstanding shares of Preferred stock when some of the owners of Preferred stock converted their Preferred stock into Common stock.

     LIQUIDITY AND CAPITAL RESOURCES. HomeLife's primary source of liquidity is positive cash flow from its current operations. In addition it has 3,750 shares of Voice Mobility Inc. as a marketable security, and lines of credit with two banks in the amounts of CDN$50,000 and $25,000. The capital requirements of the Company are for operating expenses and to service and use of its lines of credit. The Company has recorded a loss on its marketable security as the share price has declined in the public market from the purchase share price. The Company has recorded significant operating losses in the prior three years. These losses are primarily due to amortization and depreciation of acquisitions made in prior years, loss on investments made in prior years, and write down of promotional and marketing materials purchased in prior years due to outdated advertising campaigns. Cash flow is cumulatively positive for the past three years, and it is projected that operations for the coming years can be funded out of future cash flows. The Company does not have any derivative instruments or hedging activities therefore, the Company believes that SFAS No. 133 will have no material impact on the Company's financial statements or notes thereto.

     FOREIGN OPERATIONS. Foreign operations consist of the sale of a master franchise agreement to an individual in Germany. Payment for this agreement was scheduled to be made in 12 quarterly payments beginning in October 1999. Only partial payments have been received. However, the Company is now in negotiations with the obligor to re-structure this obligation. Continued default of this agreement will deprive the Company of the anticipated payments, but it is anticipated to have no adverse consequences to the operations of the Company, since it has no commitments of capital or other resources to its foreign operations.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     The Company is currently involved in two lawsuits.

The company is involved in a lawsuit with Network Real Estate, Inc., a real estate broker, where Network Real Estate, Inc. has filed an action against the company claiming that the company has failed to pay Network Real Estate, Inc. the remaining balance of $80,000 pursuant to the Agreement for purchase of Network Real Estate, Inc. licensing agreements and trademarks. On March 7, 2000, the company filed a cross-complaint against Network Real Estate, Inc. and International Estates, Inc, claiming that they failed to provide ownership of International Estates trademark pursuant to the agreement. Settlement negotiations are in progress and if finalized as proposed, the company will be dismissed from the complaint by Network Real Estate, Inc. and Network Real Estate, Inc. will pursue the company's claims against International Estates, Inc. Pursuant to the settlement negotiations, Network Real Estate, Inc. did submit 146,667 common shares for cancellation totaling to $58,667 on October 1, 1999. In management's opinion, this matter will not have a material effect on the financial position of the company.

The Company is involved in a lawsuit with the sellers of Builders Realty (Calgary) Ltd. to reduce the purchase price paid for Builders Realty (Calgary) Ltd. - Builders Realty (Calgary) Ltd. v. Joyce Travis and Cecil Avery in the Provincial Court of Alberta Canada. The sellers of Builders Realty (Calgary) Ltd. have filed a counter lawsuit for damages of $223,872 (CDN $330,000). In management's opinion, this matter will not have a material affect on the financial position of the Company.

Management believes that there is no other material litigation matter pending or threatened against the Company.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

     None.

ITEM 3. DEFAULT UPON SENIOR SECURITIES.

     None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     None.

ITEM 5. OTHER INFORMATION.

     None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

     (a)  Exhibits:

          None.

     (b)  Reports on Form 8-K:

          None.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HOMELIFE, INC.
                                        (REGISTRANT)

Dated September 8, 2000                 /s/ Andrew Cimerman
                                        ------------------------------------
                                        Andrew Cimerman,
                                        Chief Executive Officer and Director

                                 HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

                                 HOMELIFE, INC.

                    REVISED CONSOLIDATED FINANCIAL STATEMENTS

                       AS OF MAY 31, 1999 AND MAY 31, 1998

                  TOGETHER WITH REPORT OF INDEPENDENT AUDITORS


                                TABLE OF CONTENTS


Report of Independent Auditors                                                 1

Revised Consolidated Balance Sheets                                            2

Revised Consolidated Statements of Operations                                  3

Revised Consolidated Statements of Cash Flows                                  4

Revised Consolidated Statements of Stockholders' Equity                        5

Notes to Revised Consolidated Financial Statements                        6 - 31

SCHWARTZ LEVITSKY FELDMAN LLP
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Homelife, Inc.


We have audited the accompanying revised consolidated balance sheet of Homelife, Inc. (incorporated in Nevada) as of May 31, 1999 and the related revised consolidated statements of operations, cash flows and changes in stockholders' equity for the year then ended. These revised financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Homelife, Inc. as of May 31, 1998 were audited by other auditors where report dated June 29, 1998, expressed an unqualified opinion on these statements before restatement. We also audited the adjustments described in note 17 that were applied to restate the 1998 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the revised financial statements referred to above present fairly, in all material respects, the financial position of Homelife, Inc. as of May 31, 1999 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.



Toronto, Ontario                             " Schwartz Levitsky Feldman llp "
August 13, 1999                                          Chartered Accountants
except for notes 1 and 15 b (ii)
as to which the date
is July 7, 2000

          |1167 Caledonia Road
          |Toronto, Ontario M6A 2X1
          |Tel:  416 785 5353
          |Fax:  416 785 5663

[LETTERHEAD]

To the Board of Directors and Stockholders of HomeLife Inc.

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of HomeLife Inc. and subsidiaries as of May 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended May 31, 1998. All information included in these financial statements is the responsibility of the management of HomeLife, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HomeLife, Inc and subsidiaries as of May 31, 1998 and the results of its operations and its cash flows for the year ended May 31, 1998 in conformity with generally accepted accounting principles.

/s/ Biller, Frith-Smith & Archibald

Tarzana, California
June 29, 1998

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)
                                                          1999         1998
                                                        (revised    (restated
                                                       see note 1)  see note 17)
                                                            $            $
ASSETS
CURRENT ASSETS

Cash                                                     327,637      223,723
Marketable securities, at fair value                     194,875           --
Accounts receivable (note 4)                             168,033      231,710
Notes receivable (note 5)                                215,803      480,859
Prepaid expenses and deposits (note 6)                    78,159      290,881


                                                         984,507    1,227,173

NOTES RECEIVABLE (note 5)                                     --      430,301

PROPERTY AND EQUIPMENT (note 7)                          480,993      554,654

GOODWILL (note 8)                                        661,273      678,755

OTHER ASSETS (note 9)                                    666,203      730,125

CASH HELD IN TRUST (note 10)                             342,317      489,014
                                                     ------------------------
                                                       3,135,293    4,110,022
                                                     ========================

HOMELIFE, INC.
Revised Consolidated Balance Sheets
As at May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)
                                                          1999         1998
                                                        (revised    (restated
                                                       see note 1)  see note 17)
                                                            $            $
LIABILITIES
CURRENT LIABILITIES

Bank indebtedness (note 11)                               16,960           -
Accounts payable (note 12)                               459,662      224,668
Advances from a stockholder (note 13)                    143,472      330,376
Note payable (note 14)                                    10,000       10,000
Reserve for warranty                                      51,500       43,900
Dividends payable                                          4,170       10,980
Deferred revenue                                         197,080      159,741
                                                     ------------------------
                                                         882,844      779,665
                                                     ------------------------

DEFERRED REVENUE                                         206,149      244,420

TRUST LIABILITY (note 10)                                342,317      489,014

MINORITY INTEREST                                         43,378       35,880
                                                     ------------------------
                                                       1,474,688    1,548,979
                                                     ------------------------
STOCKHOLDERS' EQUITY

CAPITAL STOCK (note 15)                                1,043,288    1,166,481

ADDITIONAL PAID IN CAPITAL (note 15)                   2,846,093    2,662,125

ACCUMULATED OTHER COMPREHENSIVE LOSS (note 19)            (1,093)          --

DEFICIT                                               (2,227,683)  (1,267,563)
                                                     ------------------------

                                                       1,660,605    2,561,043
                                                     ------------------------
                                                       3,135,293    4,110,022
                                                     ========================

The accompanying notes are an integral part of these revised consolidated financial statements.

HOMELIFE, INC.
Revised Consolidated Statements of Operations
For the years ended May 31,
(Amounts expressed in U.S. dollars)
                                                           1999         1998
                                                        (revised     (restated
                                                       see note 1)  see note 17)
                                                            $            $
REVENUE
Royalty and franchise fees                               782,174      914,946
Warranty fees                                            228,353      261,552
Mortgage financing fees                                  199,451           --
Real estate brokerage                                  2,632,251      647,279
Other income                                             311,896      144,851
                                                     ------------------------
                                                       4,154,125    1,968,628

COST OF SALES                                          2,791,997      805,542
                                                     ------------------------
                                                       1,362,128    1,163,086
                                                     ------------------------
EXPENSES
Salaries and fringe benefits                             641,981      479,165
General and administrative                             1,158,249      477,393
Occupancy                                                166,263      108,559
Financial                                                103,923       67,806
Amortization                                             241,214      194,112
                                                     ------------------------
                                                       2,311,630    1,327,035
                                                     ------------------------

LOSS BEFORE MINORITY INTEREST                          (949,502)     (163,949)

Minority interest                                         (7,498)      (9,177)
                                                     ------------------------

LOSS BEFORE INCOME TAX RECOVERY                         (957,000)    (173,126)

Income tax recovery (note 16)                                 -            -
                                                     ------------------------

NET LOSS                                                (957,000)    (173,126)

Preferred dividends                                       (3,120)     (13,000)
                                                     ------------------------
NET LOSS APPLICABLE TO COMMON
   SHARES                                               (960,120)    (186,126)
                                                     ========================

BASIC AND FULLY DILUTED LOSS
   PER COMMON SHARE                                        (0.23)      (0.05)
                                                     ========================
WEIGHTED-AVERAGE NUMBER OF COMMON
    SHARES                                             4,255,557    3,944,707
                                                     ========================

HOMELIFE, INC.
Revised Consolidated Statements of Cash Flows
For the years ended May 31, 1999, 1998 and 1997
(Amounts expressed in U.S. dollars)
                                                          1999         1998
                                                        (revised    (restated
                                                       see note 1)  see note 17)
                                                            $            $
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                (957,000)    (173,126)
Adjustments to reconcile net loss to net
  cash provided by (used in) used in
  operating activities
Depreciation and amortization                            241,214      194,112
Minority interest                                          7,498        9,177
Loss on trading securities                               103,125           --
Stock based compensation                                  38,500       79,341
Changes in reserve for warranty                            7,600      (10,100)
Changes in assets and liabilities
Increase in accounts receivable                           63,677      395,449
Decrease (increase) in notes receivables                 235,357     (711,160)
Decrease (increases) in prepaid expenses                 212,722     (172,023)
Increase in accounts payable                             234,994       59,080
Increase (decrease) in deferred revenue                     (932)     246,770
                                                     ------------------------
                                                         186,755      (82,480)
                                                     ------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment                      (44,088)     (14,702)
Acquisition of goodwill                                       --     (158,040)
Acquisition of trademarks                                (42,061)          --
                                                     ------------------------
                                                         (86,149)    (172,742)
                                                     ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Cash provided by (required for)
  bank indebtedness                                       16,960       (4,478)
Cash required for notes payable                               --       (9,792)
Cash provided by (required for)
  advances from stockholder                              (24,904)     180,332
Cash provided by issuance of capital stock                22,275       82,500
Cash required for dividends                               (9,930)      (2,020)
                                                     ------------------------
                                                           4,401      246,542
                                                     ------------------------
EFFECT OF FOREIGN CURRENCY
     EXCHANGE RATE CHANGES                                (1,093)          --
                                                     ------------------------
NET INCREASE (DECREASE) IN CASH                          103,914       (8,680)
Cash, beginning of year                                  223,723      232,403
                                                     ------------------------
CASH, END OF YEAR                                        327,637      223,723
                                                     ------------------------
SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION
Interest paid                                                254        3,004
                                                     ========================
Income taxes paid                                             --        5,089
                                                     ========================

HOMELIFE, INC.
Revised Consolidated Statements of Stockholders Equity
For the years ended May 31, 1999 and 1998
(Amounts expressed in U.S. dollars)

                                                                                                           Accumulated
                                                            Class A              Class AA                     Deficit
                                      Common Stock    Preference Stock-6%  Preferred Stock-8%  Paid in       (revised     Cumulative
                                   Shares    Amount    Shares     Amount    Shares    Amount   Capital      see note 1)  translation
                                           (restated                                          (restated      (restated   adjustments
                                          see note 17)                                        see note 17)  see note 17)
                                                $                    $                   $         $              $            $
BALANCE, MAY 31, 1997             3,920,785    3,920   10,000   1,000,000      --        --    2,424,804     (1,081,437)        --

Issuance of common stock
  (note 15 and 17)                  576,690       61       --          --      --        --      207,321             --         --
Issuance of preferred stock
  (note 15)                             --        --       --          --     325   162,500           --             --         --
Compensation and licensing
  arrangement (note 17)                 --        --       --          --      --        --       30,000             --         --
Net loss                                --        --       --          --      --        --           --       (186,126)        --
                                  --------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 1998             4,497,475    3,981   10,000   1,000,000     325   162,500    2,662,125     (1,267,563)        --

Issuance of common stock (note 15)   66,750       67       --          --      --        --       30,708             --         --
Compensation and licensing
  arrangement                           --        --       --          --      --        --       30,000             --         --
Conversion of preferred stock
  to common stock (note 15)         239,707      240       --          --    (247) (123,500)     123,260             --         --
Foreign currency translation            --        --       --          --      --        --           --             --     (1,093)
Net loss                                --        --       --          --      --        --           --       (960,120)        --
                                  --------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 1999             4,803,932    4,288   10,000   1,000,000      78    39,000    2,846,093     (2,227,683)    (1,093)
                                  ==================================================================================================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

1.   REVISIONS TO CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements as at May 31, 1999 have been revised in order to reflect the following:

     i) The adoption of the accounting policy, in the prior years, of recognizing warranty fees income over the terms of the contracts;
     ii) A change in 1999 in management's estimate of the remaining useful life of all trademarks and franchise rights from 20 years to 10 years;
     iii) A change in management's estimate of the net realizable value of a note receivable; and
     iv) The adoption of the accounting policy of recognizing foreign exchange loss as cumulative translation adjustments in stockholders' equity instead of as expenses in the statement of operations, on the translation of the financial statements of wholly-owned subsidiary from Canadian dollars into United States dollars.

     Consequently, the following 1999 amounts have been revised:

     i)    Warranty fees income has increased by $104,161 to $228,353;
     ii) Amortization of trademarks and franchise rights has increased by $36,000 to $74,552;
     iii) General and administration expenses have increased by $150,498 to $1,158,249;
     iv)   Loss  before   income  tax  recovery  has  increased  by  $81,244  to
           $(957,000);
     v)    Net loss has increased by $81,244 to $(957,000);
     vi) Net loss applicable to common share has increased by $81,244 to $(960,120);
     vii) Basic and fully diluted loss per common share has increased from $(0.21) per share to $(0.23) per share;
     viii) Notes receivable have decreased by $150,498 to $215,803;
     ix)   Other assets have decreased by $36,000 to $666,203;
     x) Accumulated other comprehensive loss has increased by $1,093 to $(1,093); and
     xi)   Deficit has increased by $185,405 to $(2,227,683).

2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

These financial statements consolidate, using the purchase method, the accounts of the company and its subsidiaries listed below:

     a)   Wholly-owned subsidiaries

          HomeLife Realty Services, Inc., FamilyLife Realty Services, Inc., MaxAmerica Financial Services, Inc., Red Carpet Broker Network, Inc., National Sellers Network, Inc., Builders Realty (Calgary) Ltd, Aspen Benson & May Investment Bankers LLC., Homelife California Realty, Inc. and Homelife Properties, Inc.

     b)   Majority-owned subsidiaries

          The Keim Group Ltd. and MaxAmerica Home Warranty Company - 93 1/3% and 82.72% respectively.

          On consolidation, all material intercompany accounts have been eliminated. Consolidation commenced with the effective dates of acquisition of the operations of the subsidiary companies and these financial statements include the financial results of the subsidiaries to May 31, 1999 and 1998.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION (cont'd)

     Business acquisitions by the company since June 1, 1997 were as follows:

     a) Effective on August 20, 1997, the company acquired the real estate operations, including the licencing agreements and trademarks, of Network Real Estate, Inc., a real estate broker, for $100,000 as follows:

          Cash                                                        $  10,000
          Note payable, 8%, due October 25, 1997 (see note 14)           10,000
          160 Class AA convertible, redeemable preferred shares
            of the company carrying 8% cumulative dividend;
            convertible after 12 months from date of issue
            (see note 15)                                                80,000
                                                                      ---------
                                                                      $ 100,000
                                                                      =========

          The company had the option of buying back the Class AA Preferred shares at $5 per share prior to August 20, 1998 but did not exercise the option.

          The assets acquired were recorded as trademarks and will be amortized over 10 years on a straight-line basis

     b) On February 27, 1998, the company acquired all issued shares of Builders Realty (Calgary) Ltd., a Canadian real estate broker, for $316,080 as follows:

          Cash                                                        $ 158,040
          36,000 Common shares of the company                           158,040
                                                                      ---------
                                                                      $ 316,080
                                                                      =========

          The company agreed to issue additional common shares to stockholders should the market price per common share be less than $5 after 12 months from date of issue, so that the market value of total common shares issued for this acquisition would be $158,040. (see notes 15 and 18)

          The assets acquired were recorded as follows:

          Net tangible current assets                                 $  25,900
          Goodwill                                                      290,180
                                                                      ---------
                                                                      $ 316,080
                                                                      =========

          The goodwill will be amortized over 40 years on a straight-line line basis.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION (cont'd)

     c) On September 15, 1998, the company purchased all the issued shares of an inactive holding company, Aspen Benson and May Investment Bankers LLC., for common stock in the amount of $77,500 to be issued in January 2000. At the time of purchase, Aspen Benson and May Investment Bankers LLC. had negligible assets and revenue.

          Effectively, the acquisition allowed the company to pay the vendor a salary of $77,500 from September 10, 1998 to December 31, 1999 by the issuance of the company's common stock.

          The company has recorded a salary expense of $45,000 to May 31, 1999, with the corresponding liability to be satisfied by the issuance of common stock in January 2000.

          The number of common shares to be issued will be based on the average month end stock price for the company for September 1998 to December 1999.

     d) On January 20, 1999, Builders Realty (Calgary) Ltd. purchased the real estate brokerage business including licensing agreements and trademarks of HomeLife Higher Standards, a franchise owned by a party unrelated to the company, operating in Calgary, Alberta, Canada, for $42,061 cash in fourteen monthly instalments of $2,714 and a final payment of $4,065.

          The assets acquired were recorded as follows:

          Trademarks                                                  $  42,061
                                                                      =========

          These trademarks will be amortized over 10 years on a straight-line basis.

     e) During the fiscal year May 31, 1998, the company acquired, by cash of $5,000 in total, all issued shares of several newly incorporated companies. These new companies include MaxAmerica Financial Services, Inc. which will be originating real estate loans, Homelife California Realty, Inc. which will be a full service real estate operation, Homelife Properties, Inc. which will be a real estate holding company and Red Carpet Broker Network, Inc. and National Sellers Network, Inc., which will be licensing real estate brokerages.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

2.   BASIS OF REVISED CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION (cont'd)

     Business acquisitions by the company prior to June 1, 1997 were as follows:

     a)   Prior to June 1, 1997, the company acquired the following:

          The net assets of Homelife U. S. Partnership, a real estate operation, for $1,000,000.

          All the issued shares of Homelife Realty Services, Inc., a real estate operation, for $250,000.

          93 1/3% and 82.72% respectively of the issued common shares of The Keim Group, Ltd. and Guardian Home Warranty Company (subsequently re-named MaxAmerica Home Warranty Company), real estate and home warranty operations, for $766,250.

          The net assets of S & S Acquisition Corp. a real estate operation, for $400,000.

          All the issued shares of Familylife Realty Services, Inc., a newly incorporated company to engage in real estate operations, for $1,000.

          Homelife U.S. Partnership and Homelife Realty Services Inc. were entities owned by a company controlled by the president of Homelife, Inc. The assets acquired below are reflected at historical cost and no goodwill was reflected on these acquisitions.

     b)   The combined assets acquired were as follows:

          Current assets                                            $   162,000
          Note receivable                                               494,899
          Prepaid printed advertising materials                         320,000
          Property and equipment                                        369,696
          Goodwill                                                      409,142
          Trademarks and franchise rights                               661,513
                                                                    -----------
                                                                    $ 2,417,250
                                                                    ===========
          The combined consideration given was as follows:

          Cash                                                      $   583,893
          10,000 Class A Preferred shares - par value of $100         1,000,000
          2,616,662 Common shares -
                - par value of $0.001                                     2,617
                - paid in capital                                       830,740
          Warrant (see note 15)                                              --
                                                                    -----------
                                                                    $ 2,417,250
                                                                    ===========

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     i)    Principal Activities

           HomeLife, Inc. together with its subsidiaries is a leading provider of services to the real estate and mortgage loan industries. The company engages in the following activities:

           The company franchises full service real estate brokerage offices and provides operational and administrative services to its franchisees under the names, HomeLife Realty Services, National Real Estate Service, Red Carpet Real Estate Services, Red Carpet Keim, Network Real Estate and International Estates.

           The company is a mortgage financing services provider through its subsidiary, MaxAmerica Financial Services, Inc.

           The company owns and operates a full service retail real estate brokerage through its subsidiary, Builders Realty (Calgary) Ltd.

           The company is a provider of home warranty coverage through its subsidiary, Guardian Home Warranty Company.


     ii)   Significant Group Concentrations of Credit Risk

           The company's accounts receivable and notes receivable are primarily from franchisees in the real estate brokerage industry.

     iii)  Cash and Cash Equivalents

           Cash and cash equivalents include cash on hand, amounts due to banks and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

     iv)   Marketable Securities

           Marketable securities represent trading securities which have been reflected at their fair market value at the year end.

     v)    Advertising Costs

           Advertising costs represent prepaid preprinted advertising materials which have been amortized over three years. At the end of May 31, 1999, there is no unamortized advertising costs.

     vi)   Other Financial Instruments

           The carrying amount of the company's other financial instruments approximates fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     vii)  Long-term Financial Instruments

           The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

     viii) Amortization of Property and Equipment

           Amortization   of  property  and  equipment  is  provided  using  the
           straight-line method as follows;


           Furniture and fixtures                           7 years
           Computer equipment and software                  7 years
           Leasehold improvements                           7 years
           Automobile                                       4 years

     ix)   Goodwill

           Goodwill is the excess of cost over the value of tangible assets acquired. It is amortized on the straight-line basis over 40 years.

     x)    Amortization of Other Assets

           Amortization of other assets is on a straight-line basis over their estimated useful lives as follows:

           Trademarks and franchise rights       10 years (20 years in 1998)
           Organization costs                     5 years

     xi)   Impairment

           The company's policy is to record an impairment loss against the balance of a long-lived asset in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business assets operate or if the expected future non-discounted cash flows of the business was determined to be less than the carrying value of the assets. If impairment is deemed to exist, the assets will be written down to fair value. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. As of May 31, 1999, management expects its long-lived assets to be fully recoverable.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     xii)  Revenue Recognition

           Income from the sale of franchises is recognized over a 5-year period. Master franchise agreement fees are recognized over 10 years Royalty income stemming from the gross commissions on the sales of real estate by the franchise offices is recognized at the date of receipt; this is due to the complexity of attempting to forecast the actual closing date of the properties. Warranty income is recognized over the term of the contract which is usually 12 months; anticipated obligations which represent incurred but not reported losses (IBNR) under these warranty have been recorded as reserve for warranty and are based on past loss experience. Real estate brokerage income is recognized at the close of escrow. Loan fees are recognized as income when the loan is closed and funded at the close of escrow. Revenue received or receivable, from the sale of franchises, master franchises and warranties, which is not recognized as income is recorded on the balance sheet as deferred revenue.

     xiii) Income taxes

           The company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. In addition, the company is required to record all deferred tax assets, including future tax benefits of capital losses carried forward, and to record a "valuation allowance" for any deferred tax assets where it is more likely than not that the asset will not be realized.

     xiv)  Stock-Based Compensation

           In December 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. It introduced the use of a fair value-based method of accounting for stock-based compensation. It encourages, but does not require, companies to recognize compensation expense for stock-based compensation to employees based on the new fair value accounting rules. Companies that choose not to adopt the new rules will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. However, SFAS No. 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per share under the new method. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The company has adopted the disclosure provisions of SFAS No. 123 for employee stock based compensation. Accordingly, compensation cost for stock option is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over he amount an employee must pay to acquire the stock. See note 15 (h) for a summary of the pro-forma EPS determined as if the company had applied FAS No. 123. The company's stock option plan prior to 1997 which vested immediately and therefore there are no expense amounts to be reflected in the current financial statements. The company will use the fair value approach for stock option plan granted to non-employees according to EITF 96-18. As of May 31, 1999, there were no stock options granted to non-employees.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     xv)   Foreign Currency Translation

           Builders Realty (Calgary) Ltd., a wholly-owned subsidiary, maintains its books and records in Canadian dollars. Balance sheet accounts are translated using closing exchange rates in affect at the balance sheet date and income and expenses accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been or could be, converted rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

     xvi) Net Income (loss) and Fully Diluted Net Income (loss) Per Weighted Average Common Stock

           Net income (loss) per common stock is computed by dividing net income
           (loss) for the year by the weighted average number of common stock outstanding during the year.

           Fully diluted net income (loss) per common stock is computed by dividing net income (loss) for the year by the weighted average number of common stock outstanding during the year, assuming, except where the result would be anti-dilutive, that all convertible preferred shares were converted, the contingent common stock were issued, the warrant was exercised and the stock options granted were exercised (see note 15). The shares to be issued [see note 2(c)] have not been included in the calculation as the number of shares to be issued is not determinable.

     xvii) Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     xviii) Accounting Changes

           In 1998, the company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 requires companies to disclose comprehensive income in their financial statements. In addition to items included in net income, comprehensive income includes items currently charged or credited directly to stockholders' equity, such as the change in unrealized appreciation (depreciation) of securities. SFAS 131 established new standards for reporting operating segments, products and services, geographic areas and major customers. Segments are defined consistent with the basis management used internally to assess performance and allocate resources.

           On March 4, 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Development or Obtained for International Use." SOP 98-1 was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. In 1999, the company adopted the new requirements of the SOP 98-1 which did not have significant effect on net earnings during 1999.

           In 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". SOP 98-5 was issued to provide guidance on financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for financial statements for years beginning after December 15, 1998. The company decided to adopt the new requirements of the SOP 98-5 in the fiscal year 2000. Should the company have adopted the new requirements in the current fiscal year, organization costs with net book value of $48,955 would have been written off, net loss and net loss applicable to common shares would have increased by $48,955, resulting in a basic and fully diluted loss per common share of $0.24 instead of $0.23 in the 1999 fiscal year.

           In June 1998 SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" was issued, to be effective for fiscal quarters and fiscal years beginning after June 15, 2000. The company does not have any derivative instruments or hedging activities therefore, the company believes that SFAS No. 133 will have no material impact on the company's financial statements or notes thereto.


4.   ACCOUNTS RECEIVABLE
                                                           1999          1998
                                                             $             $

     Accounts receivable                                  195,523       251,625
     Less:  Allowance for doubtful accounts               (27,490)      (19,915)
                                                        -----------------------

     Accounts receivable, net                             168,033       231,710
                                                        =======================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

5.   NOTES RECEIVABLE
                                                           1999          1998
                                                             $             $
     Note receivable from HomeLife Securities,
     Inc, a company owned by the company
     president, unsecured, non-interest bearing.
     Payment in full was extended from December
     31, 1997 to June 30, 1998                                 --       162,000

     Note receivable from Ward Enterprises, Inc.,
     an unrelated party, unsecured non-interest
     bearing, and payable in $100,000 increments
     at April 1, 1998, July 1, 1998 and December
     31, 1998. These note payments were extended
     by ninety days during 1998. In 1999, the
     company received marketable securities valued
     at $300,000 as payment.                                   --       300,000

     Note receivable from Ward Enterprises, Inc.,
     an unrelated party, unsecured, non-interest
     bearing, and payable on December 31, 1997.
     This note was extended to June 30, 1998. In
     1999, the company received marketable
     securities valued at $74,500 as payment.                  --        74,500

     Note receivable from a franchisee arising
     from the sale of an existing franchise
     agreement. The note is unsecured and bears
     interest at a rate of 3% per year. The note
     is payable on demand after April 12, 2000            200,000       200,000

     Note receivable from a franchisee arising
     from the sale of a master franchise
     agreement. Note is unsecured and non-interest
     bearing. The note is discounted at the rate
     of 6% and is payable in annual instalments
     due through the year 2003. The note
     receivable has been written down to net
     realizable value                                       5,303       155,801

     Notes receivable from franchisees for
     franchise fees. These notes are unsecured,
     non-interest bearing and payable in
     instalments over one year                             10,500        18,859
                                                        -----------------------
                                                          215,803       911,160

     Less:  Current portion                               215,803       480,859
                                                        -----------------------
                                                               --       430,301
                                                        =======================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

6.   PREPAID EXPENSES AND DEPOSITS
                                                          1999          1998
                                                                     (restated
                                                                    see note 17)
                                                            $             $

     Promotional materials and supplies                    50,120       251,625
     Prepaid expenses                                      13,451        30,195
     Deposits                                              14,588         9,061
                                                        -----------------------
                                                           78,159       290,881
                                                        =======================
7.   PROPERTY AND EQUIPMENT
                                                          1999          1998
                                                                     (restated
                                                                    see note 17)
                                                            $             $

     Furniture and fixtures                               277,579       275,811
     Computer equipment and software                      625,599       582,492
     Leasehold improvements                                 9,270            --
     Automobile                                            19,865        19,865
                                                        -----------------------
     Cost                                                 932,313       878,168
                                                        =======================

     Less: Accumulated amortization

     Furniture and fixtures                               157,606       118,205
     Computer equipment and software                      272,525       190,262
     Leasehold improvements                                 1,324            --
     Automobile                                            19,865        15,047
                                                        -----------------------
                                                          451,320       323,514
                                                        -----------------------
     Net book value                                       480,993       554,654
                                                        =======================

     Amortization for the year amounted to $127,806 ($125,452 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

8.   GOODWILL
                                                          1999          1998
                                                                     (restated
                                                                    see note 17)
                                                            $             $

     Cost                                                 699,322       699,322
     Less:   Accumulated amortization                      38,049        20,567
                                                        -----------------------
                                                          661,273       678,755
                                                        =======================

     Amortization for the year amounted to $17,482 ($12,043 in 1998).

9.   OTHER ASSETS
                                                          1999          1998
                                                                     (restated
                                                                     see note 1)
                                                            $             $

     Trademarks and franchise rights                      761,513       761,513
     Organization costs                                   106,462        74,458
                                                        -----------------------
     Cost                                                 867,975       835,971
                                                        =======================
     Less:  Accumulated amortization
     Trademarks and franchise rights                      144,265        69,713
     Organization costs                                    57,507        36,133
                                                        -----------------------
                                                          201,772       105,846
                                                        -----------------------
     Net book value                                       666,203       730,125
                                                        =======================

     Amortization for the year amounted to $95,926 ($56,617 in 1998).


10.  CASH HELD IN TRUST AND TRUST LIABILITY

     Cash held in trust are deposits received in connection with the opening of escrow accounts for the sale of real estate. The deposits are recorded as trust liabilities and are refunded when the real estate is sold or the escrow is closed according to the terms of the escrow agreement.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

11.  BANK INDEBTEDNESS

     At May 31, 1999 and 1998, the company's available line of credit under the bank loan agreement amounted to $33,920 (CDN$50,000). The operating credit facility bears interest at the bank's prime lending rate plus 2% per annum with interest payable monthly. As security, the company has provided a general assignment of book debts, a general security agreement constituting a first charge over all present and future personal property of the company, a subordination agreement with respect to amounts owed by the borrower to the shareholders of $33,920 (CDN$50,000), and a guarantee by the major shareholder of the company of $33,920 (CDN$50,000).


12.  ACCOUNTS PAYABLE
                                                          1999          1998
                                                                     (restated
                                                                    see note 17)
                                                            $             $

     Trade payable                                        377,375       100,485
     Accrued expenses                                      82,287       124,183
                                                        -----------------------
                                                          459,662       224,668
                                                        =======================

13.  ADVANCES FROM A STOCKHOLDER

     The advances are from the company's president and majority stockholder, are non-interest bearing, are without specific terms of repayment and are not expected to repaid before June 1, 2000. Had the advances been valued at the current value of cash flows at the company's current rate of borrowing, the advances would be valued at $164,125 in 1999 and $342,811 in 1998. Interest of $8,218 would have been imputed for 1999, $10,152 for 1998 and $2,283 for 1997.

14.  NOTE PAYABLE

     The note payable bears interest at 8% and has been overdue since October 25, 1997.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK

     Authorized

     100,000 Class A Preference shares of no par value, 6% non cumulative dividend, voting, convertible to common shares at the option of the shareholder at a price equal to the face value of the Class A shares. Each Class A Preferred share carries 1,000 votes as compared with 1 vote for each common share

     2,000 Class AA preferred shares of $500 par value, 8% cumulative dividend, non-voting, redeemable at face value by the company, convertible after 12 months from the date of issuance, at the option of the shareholder, to common shares at a price equal to the 125% of the face value of the Class AA shares as compared with the market price of the common stock.

     10,000,000  Common shares of $0.001 par value

     Issued
                                                          1999          1998
                                                                     (restated
                                                                    see note 17)
                                                            $             $

        10,000  Class A Preferred shares                1,000,000     1,000,000
            78  Class AA Preferred shares (325 - 1998)     39,000       162,500
     4,803,932  Common shares (4,497,475 - 1998)            4,288         3,981
                                                        -----------------------
                                                        1,043,288     1,166,481
                                                        =======================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK (cont'd)

     b) Shares issued during the years ended in May 31, 1999 and 1998 were as follows:

                                                        Capital       Paid in
                                              Number     stock        capital
                                                       (restated     (restated
                                                      see note 17)  see note 17)
                                                           $             $
     i)   Class AA Preferred shares

          On August 20, 1997, 160 Class AA
          Preferred shares were issued to
          acquire the business of Network
          Real estate, Inc. (see note 2)        160       80,000           --

          During the year ended May 31, 1998,
          165 Class AA Preferred shares were
          issued for cash                       165       82,500           --
                                            -----------------------------------
                                                325      162,500           --
                                            ===================================
          On October 7, 1998, 247 class AA
          Preferred shares were converted to
          239,707 common shares at their face
          value                                (247)    (123,500)          --
                                            ===================================
     Common shares

     On February 27, 1998, the company issued
     36,000 common shares for $158,040 to
     acquire the issued shares of Builders
     Realty (Calgary) Ltd. (see note 2)      36,000           36      158,004

     During the year ended May 31, 1998,
     25,690 common shares were issued in
     consideration of services rendered at
     the fair market value of the shares
     issued                                  25,690           25       49,317

     During the year ended May 31, 1998,
     250,000 common shares were issued for
     promissory notes, non-interest bearing,
     payable on October 8, 2000, totaling
     $485,000                               250,000          250      484,750

     During the year ended May 31, 1998,
     265,000 common shares were issued for
     promissory notes, non-interest bearing,
     payable on October 8, 2000, totaling
     $250,000                               265,000          265      249,735

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK (cont'd)

ii)  Common shares (cont'd)
                                                        Capital       Paid in
                                              Number     stock        capital
                                                       (restated     (restated
                                                      see note 17)  see note 17)
                                                           $             $

     Promissory note receivable,
     due October 8, 2000                         --         (250)    (484,750)
     Promissory note receivable,
     due October 8, 2000                         --         (265)    (249,735)
                                           ----------------------------------
                                            576,690           61      207,321
                                           ==================================

     During the year ended May 31, 1999,
     7,250 common shares were issued in
     accordance with the agreement for the
     acquisition of Keim and MaxAmerica (note
     2)                                       7,250            7           (7)

     During the year ended May 31, 1999,
     10,000 common shares were issued in
     consideration of services rendered at
     the fair market value of the shares
     issued                                  10,000           10        8,490

     During the year ended May 31, 1999.
     49,500 Common shares were issued. The
     fair market value of the shares at the
     time of issue was $22,275               49,500           50       22,225
                                           ----------------------------------
                                             66,750           67       30,708
                                           ==================================
     On October 7, 1998, the company issued
     239,707 common shares for $123,500 on
     the conversion of 247 Class AA preferred
     shares                                 239,707          240      123,260
                                           ==================================

     On October 8, 1999, the Company signed an agreement with a former director who had the $250,000 promissory note disclosed in (b) (ii). The agreement allowed the Company to exchange the promissory note for 100,000 shares of Pioneer Growth Corp. ("Pioneer"), a company non-affiliated with the former director. However, the former director could re-acquire the Pioneer shares within one year by paying $250,000 in cash, or returning the 265,000 shares of HomeLife common stock initially acquired. In addition, the former director has guaranteed the value of the Pioneer shares would be atleast $250,000 on October 8, 2000, or he would make up the difference in value in cash or by exercising his option to return HomeLife shares equal to the amount.

     In light of the option provided to the former director to return all of part of the HomeLife shares initially acquired as well as his right to re-acquire the Pioneer shares, the Company will continue to reflect the promissory note receivable until the option and the right expires on October 8, 2000. At that time, the Company will either record the Pioneer shares as an asset at their fair value, or the cash received in place of the Pioneer shares. Any shares of HomeLife common shares received in settlement of the note will be cancelled.

     In the event that the issuer fails to make up for any diminution in the fair value of the Pioneer shares, the Company will cancel a proportionate number of its common shares previously issued to issuer. If the Company continues to own Pioneer shares subsequent to October 8, 2000, the Company will reflect any changes in fair value through earnings on a quarterly basis.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK (cont'd)

     c)   Contingent shares to be issued

          In the purchase agreement for the acquisition of Builders Realty (Calgary) Ltd., the Company issued common stock as part of the purchase price (see note 2). The value of the common stock issued was set at $5 per share which was substantially higher than the current market value. The company agreed that if the actual market value of the stock did not reach $5 per share within one year, the stockholders of Builders Realty (Calgary) Ltd., would be issued either additional common shares of Homelife, Inc. or cash to complete the transaction (see note 18).

     d)   Warrant

          On January 16, 1997, the company granted a warrant to S & S Acquisition Corp. as part of the consideration for the acquisition of its assets. The warrant entitles S & S Acquisition Corp. to acquire, from January 31, 1998 to January 31, 2002, up to 200,000 common shares of the company at $6 per share. The number of common shares and the price per share are adjusted proportionately with the increase in the number of common shares issued by the Company. As the market value of the common share of the company was significantly lower than $6 per share, no value was assigned to the warrant by the company.

     e)   Stock options

          On September 18, 1998, the board of directors of the company adopted a stock option plan (the "plan") for its directors, employees, and consultants. An authorized number of shares of common stock of the company which may be granted under the plan is one million shares. The terms of the options were to be determined by the president of the company, subject to the approval by the shareholders.

     f)   Treasury stock

          During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. for the following;

                                                          No. of        Amount
                                                           Share           $

          Consulting for stock issues                     250,000       245,000
          Shares of HOA                                        --           --
          Notes receivable                                380,500       374,500
                                                       ------------------------
                                                          630,500       619,500
                                                       ========================

          The gain on the sale of treasury stock of $545,000 has been reflected in paid in capital. The consulting fees have been charged against paid in capital as they were paid to help the company negotiate and issue new capital stock.

     g)   Outstanding common shares

          The  transfer  agent  reflects  a total  of  4,878,932  common  shares outstanding, 75,000 of which are held by MaxAmerica Financial Services, Inc., a wholly-owned subsidiary. The investment and share capital have been eliminated on consolidation. The total common shares outstanding is 4,803,932 (4,497,475 in 1998).

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

15.  CAPITAL STOCK (cont'd)

     h)   Stock option plan

          As at May 31, 1999. options to various employees of the company to acquire 140,000 common stock had been granted under the stock option plan with the following terms:

          100,000  common  shares at $3 per share,  granted in  February,  1998, vested and exercisable for 5 years
          30,000  common  shares at $5 per share,  granted in  September,  1998, vested and exercisable for 5 years
          10,000 common shares at $1 per share, expiring July 10, 1999.

          Pro-forma information regarding net income and earnings per share is required by FAS No. 123 - "Accounting for Stock Based Compensation" and has been determined as if the company had accounted for its employee stock options based on fair values at the grant date for options granted. The Company's pro-forma information for the year ended May 31, 1999 would have been as follows:

                                                             1999          1998
                                                      -----------   -----------
                                                      As Reported     Pro-Forma
                                                      -----------   -----------
          Net loss                                    $  (960,120)  $(1,082,974)
          Basic and fully diluted loss
               per common share                       $     (0.23)  $     (0.25)

          The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is based on the grant date using the Black-Scholes option pricing model.

     i)   Earnings per share

          The fully diluted earnings per share does not included the issuance of shares which would be anti-dilutive arising from the following:

          i)   Conversion of 10,000 Class A preferred shares to common shares
          ii.  Conversion of 78 Class AA preferred shares to common shares
          iii. Exercise of warrant which entitles holder to acquire 200,000 common shares at $6 per share
          iv. Exercise of stock options to acquire 140,000 issuance of common shares
          v.   Common stock which may be required [note 15(c)]

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

16. INCOME TAXES
                                              1999         1998         1997
                                           (revised     (restated    (restated
                                          see note 1)  see note 17) see note 17)
                                                $            $            $

     a)   Current                              --           --           --
          Deferred                             --           --           --
                                          -----------------------------------
                                               --           --           --
                                          ===================================

     b)   The components of deferred income taxes are comprised as follows:

          Losses carried-forward            465,000      165,000       78,000
          Valuation allowance              (465,000)    (165,000)     (78,000)
                                          -----------------------------------
                                               --           --           --
                                          ===================================

     c) At May 31, 1999. the company had non-capital losses available for carry-forward of approximately $1,350,000. These losses expire after May 31, 2006.

17.  PRIOR PERIOD ADJUSTMENTS

     The following indicates the impact on the prior years' consolidated statements of operations of the following prior period adjustments:

                                                           1999          1998
                                                             $             $
     a)   In the year ended May 31, 1998, the
          company recognized as net franchise fees
          income, the sale of a Germany Area
          Franchise for $155,801. As the company's
          franchise agreement is for 10 years,
          this income should have been recognized
          over 10 years. The company recorded a
          prior period adjustment to franchise
          fees income of $140,000 in 1999.                140,000            --

     b)   In the year ended May 31, 1998, the
          company also recognized as franchise
          fees income, the sale of an Illinois,
          USA franchise for $200,000. As the
          franchise agreement is for 5 years, this
          income should have been recognized over
          5 years. The company recorded a prior
          period adjustment to franchise fees
          income of $160,000 in 1999.                     160,000            --

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

17.  PRIOR PERIOD ADJUSTMENTS (cont'd)
                                                           1999          1998
                                                             $             $
     c)   In the year ended May 31, 1997, the
          company recognized a gain on sale of
          investments of $180,000 on the sale of
          the company's investment in HOA Property
          Management for $300,000 in the form of a
          note receivable from Ward Enterprises,
          Inc. During the same period, the company
          also sold 630,500 treasury common stock
          for a note of $74,500 from Ward
          Enterprises, Inc. The financial
          statements have been adjusted to reflect
          a loss on the sale of HOA shares of
          $120,000 and a related increase in paid
          in capital of $300,000.                              --       300,000

     d)   In prior years, warranty income is
          recognized when the warranty contract is
          signed by the customer. In the current
          year, the company changed,
          retroactively, its accounting policy to
          recognizing warranty income over the
          term of the contract. In 1999, the
          company recorded a prior period
          adjustment of $104,161 to deferred
          revenue and to warranty fees income.
          $176,685 has been charged against
          warranty fees income in 1996 and prior
          years.                                          (53,230)      (19,294)

     e)   In prior years, the company did not
          amortize, goodwill based on the value
          and estimated lives of these assets. In
          1999, the company recorded a prior
          period adjustment in the form of a
          charge to amortization of $11,494.                2,970         8,524


     f)   In 1996, the company acquired printed
          advertising materials of $320,000 as
          part of a business acquisition. The
          company has been amortizing these
          prepaid expenditures over a period of 6
          to 7 years. In 1999, the company
          recognized that these advertising
          materials should have been amortized
          over 3 years from acquisition and
          recorded a prior period adjustment in
          the form of a charge to advertising of
          $123,112. $9,112 has been charged to
          1996.                                            57,000        57,000

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

17.  PRIOR PERIOD ADJUSTMENTS (cont'd)
                                                           1999          1998
                                                             $             $
     g)   Prior to June 1, 1998, the company
          failed to reflect proper compensation
          for services provided by its president.
          In 1999, the directors of company
          determined that the value of the annual
          compensation for the services rendered
          should be $20,000. The company recorded
          $50,000 for services rendered from
          December 1, 1995 to May 31, 1998 as a
          prior period adjustment in 1999 and a
          corresponding increase in paid in
          capital. $10,000 has been charged to
          1996.                                            20,000        20,000

     h)   The company did not reflect the annual
          cost of the licensing arrangement with
          Jerome' s Magic World, Inc., a company
          controlled by the president of the
          company, commencing in 1997. In 1999,
          the company determined the annual value
          of the license would be $10,000 and
          recorded $20,000 for licensing expenses
          for 1997 and 1998.                               10,000        10,000

     i)   In 1998, the company failed to record
          the issuance of 25,600 common shares for
          services rendered.                               49,317            --

     j)   Income tax provisions for 1998 and 1997
          were adjusted accordingly to reflect the
          prior period adjustments listed above.          (73,000)      (16,000)
                                                        -----------------------
                                                          313,057       360,230
                                                        =======================

          Other prior period adjustments that have no impact on prior year' consolidated statements of operations are as follows:

     k) During the year ended May 31, 1997, the company transferred 630,500 treasury common shares to Ward Enterprises, Inc. (see note 15 (f)) and recorded $74,500 in stockholders' equity. As the fair value of the transaction should have been $619,500, the difference of $545,000 was adjusted to paid in capital. Also, as 250,000 of the 630,500 treasury common shares transferred were for consulting services relating to stock issuance by the company, $245,000 was charged to paid in capital.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

17.  PRIOR PERIOD ADJUSTMENTS (cont'd)

     l) During the year ended May 31, 1998, the company issued 576,690 common shares and recorded $576 in common stock and $158,004 in paid in capital. As the fair value of these common shares issued should have been $942,382, an adjustment for additional paid in capital of $783,802 was recorded. However, as promissory notes receivable for 515,000 of these common shares issued were still outstanding, adjustments to common stock of $515 and to paid in capital of $734,485 were also recorded. (see note 15 (b)(ii)).

     m) During the year ended May 31, 1998. the company also issued 300,000 common shares for subscriptions receivable of $750,000. The company recorded $300 in common stock and $749,700 in paid in capital for this issuance. As these subscriptions were subsequently cancelled after May 31, 1998, the company cancelled the recorded amounts accordingly.

     n)   Loss per share

          The Basic and fully diluted loss per common share arising from prior period adjustments for 1998 is $.08.

18.  CONTINGENT LIABILITIES

     The Company is involved in a lawsuit with National Real Estate Services of Illinois, Inc., where the company alleges that National Real Estate has breached its master franchise agreement. National has filed a cross complaint that the company has breached its master franchise agreement by not providing services, and has asked for actual damages of three million dollars and punitive damages of ten million dollars. In management's opinion, this matter will not have a material effect on the financial position of the company.

     The company is involved in a lawsuit with the sellers of Builders Realty (Calgary) Ltd. to reduce the purchase price paid for Builders Realty (Calgary) Ltd. The sellers of Builders Realty (Calgary) Ltd. have filed a counter lawsuit for damages of $20,352 (Cdn$30,000). In management's opinion, this matter will not have a material affect on the financial position of the company.

19.  COMPREHENSIVE INCOME

     The company has adopted statement of financial accounting standards No. 130 "Reporting Comprehensive Income" as of January 1, 1998 which requires new standards for reporting and display of comprehensive income and its components in the financial statements. However, it does nor affect net income or total stockholders' equity. The components of comprehensive income are as follows:

                                             1999         1998         1997
                                           (revised
                                          see note 1)
                                               $            $            $

     Net loss                              (957,000)    (173,126)    (303,468)
     Other comprehensive loss
       Foreign currency translation
         adjustments                         (1,093)          --           --
                                         ------------------------------------
     Comprehensive loss                    (958,093)    (173,126)    (303,468)
                                         ====================================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

20.  SEGMENTED INFORMATION

     Segmented information has been provided for the company on the basis of different geographic areas and different services. The revenue for Canada is substantially all derived from real estate brokerage.

     a)   Revenue by Geographic Area

                                                         1999            1998
                                                       (revised
                                                      see note 1)
                                                           $               $

          United States of America                     1,324,230      1,280,735
          Canada                                       2,829,895        687,893
                                                    ---------------------------
                                                       4,154,125      1,968,628
                                                    ===========================
     b)   Net loss by Geographic Area

          United States of America                      (885,022)      (177,923)
          Canada                                         (71,978)         4,797
                                                    ---------------------------
                                                        (957,000)      (173,126)
                                                    ===========================
     c)   Identifiable Assets by Geographic Area

          United States of America                     2,646,270      3,553,672
          Canada                                         489,023        556,350
                                                    ---------------------------
                                                       3,135,293      4,110,022
                                                    ===========================
     d)   Amortization by Geographic Area

          United States of America                       221,416        188,917
          Canada                                          19,798          5,195
                                                    ---------------------------
                                                         241,214        194,112
                                                    ===========================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999



20. SEGMENTED INFORMATION   (cont'd)
                                                         1999            1998
                                                       (revised
                                                      see note 1)
                                                           $               $
     d)   Revenue by industry
          Real Estate Franchise                          782,174        976,403
          Real Estate Brokerage                        2,632,251        687,893
          Mortgage Financing                             199,451         26,260
          Home Warranty                                  228,353        264,132
          Other                                          311,896         13,940
                                                    ---------------------------
          Total                                        4,154,125      1,968,628
                                                    ===========================
     e)   Net loss by industry

          Real Estate Franchise                       (1,005,003)      (156,909)
          Real Estate Brokerage                          (71,978)         4,794
          Mortgage Financing                                (114)       (37,000)
          Home Warranty                                  130,622         22,547
          Other                                          (10,527)        (6,558)
                                                    ---------------------------
          Total                                         (957,000)      (173,126)
                                                    ===========================
     f)   Identifiable assets by industry

          Real Estate Franchise                        2,130,027      3,399,137
          Real Estate Brokerage                          489,023        556,350
          Mortgage Financing                             151,624          1,803
          Home Warranty                                  344,630        141,865
          Other                                           19,989         10,867
                                                    ---------------------------
          Total                                        3,135,293      4,110,022
                                                    ===========================
     g)   Amortization by industry

          Real Estate Franchise                          204,563        172,108
          Real Estate Brokerage                           19,798          5,195
          Mortgage Financing                               5,412          5,356
          Home Warranty                                   11,441         11,453
                                                    ---------------------------
          Total                                          241,214        194,112
                                                    ===========================

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

21.  COMMITMENTS

     The company has operating leases for premises which extend through August 31, 2002. Future minimum rental payments as of May 31, 1999 under the operating lease agreements are as follows:

     2000                                           $    167,333
     2001                                                168,083
     2002                                                122,817
     2003                                                 19,920
                                                    ------------
                                                    $    478,153
                                                    ============

22.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

23.  SUBSEQUENT EVENTS

     On July 22, 1999 the Board of Directors of the company approved the authorization of 100,000 shares of Class AAA preferred stock, which is not entitled to any dividend, with a face value of $500 per share, and is convertible into one-hundred shares of common stock per one share of preferred stock after a period of three years from the date of issue.

     On August 12, 1999 the Company, signed a letter of intent to purchase 60% of the stock of Bright Financial Corporation for 1,200 shares of Class AAA Preferred Stock Valued at $600,000. The letter of intent has expired with no action taken.

24.  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     a)   The  company   exchanged  common  shares  for  acquisitions   totaling
          $238,040.
     b) The note receivable in the amount of $162,000 was repaid through the reduction of the loan payable stockholder.
     c) The company exchanged a note receivable for its investment in trading securities.

HOMELIFE, INC.
Notes to Revised Consolidated Financial Statements
(Amounts expressed in U.S. dollars)
May 31, 1999

25.  RELATED PARTY TRANSACTIONS
                                                            1999         1998
                                                              $            $

     Licencing expense paid to a company controlled
        by the President (note 17h)                         10,000       10,000

     Notes receivable - affiliated company (note 5)             --      162,000

     Advances from a stockholder (note 13)                 143,472      330,376

     Notes receivables - franchises (note 5)               215,803      374,660

26.  FINANCIAL STATEMENT PRESENTATION

     Certain reclassifications of 1998 and 1997 amounts have been made in order to facilitate comparison with the current year.